ANNUAL REPORT

2009



Received SEC
JUL 0 7 2010
Washington, DC 20549

Enriching Lives
Empowering Caregivers
Extending Care





The following table sets forth selected consollidated financial data for the company. This data should be read in conjunction with the Consolidated Financial Statements and related Notes, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations, included herein.

Years Ended December 31	2009	2008	2007	2006	2005
Selected Statement of Operations Data					
Revenue:					
Service	$38,523,756	$37,317,274	$35,054,093	$30,406,636	$22,176,799
Product	933,180	1,269,546	591,172	387,752	270,843
Total Revenue	$39,456,936	$38,586,820	$35,645,265	$30,794,388	$22,447,642
Net Income	$2,889,513	$1,439,601	$1,514,232	$1,262,529	$932,436
Net Income Per Share - Basic	$0.30	$0.15	$0.16	$0.14	$0.11
Net Income Per Share - Diluted	$0.30	$0.15	$0.16	$0.13	$0.10
Cash Dividend Declared Per Common Stock $950,364	$0.10	–	–	–	–
Weighted Average Number of Common Shares:					
Basic	9,482,351	9,426,912	9,276,712	8,948,328	8,452,435
Diluted	9,710,071	9,670,563	9,732,386	9,386,142	9,124,905
Selected Balance Sheet Data As of Dec 31					
Total Assets	$35,828,624	$34,366,264	$34,953,221	$32,607,745	$26,595,336
Long-Term Liabilities	$3,078,603	$4,646,708	$6,211,663	$7,233,964	$3,715,626
Shareholders' Equity	$27,916,383	$25,551,177	$23,670,665	$21,345,190	$18,383,926

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is traded on NASDAQ (Symbol: AMAC). The high and low sales price of the Common Stock, as furnished by NASDAQ, is shown for the fiscal years indicated.

2009	High	Low
First Quarter	$5.20	$3.80
Second Quarter	6.15	5.18
Third Quarter	6.25	5.51
Fourth Quarter	6.93	5.70

2008	High	Low
First Quarter	$7.83	$5.26
Second Quarter	7.03	5.77
Third Quarter	6.51	5.05
Fourth Quarter	5.15	3.15

As of June 16, 2010, there were 271 record shareholders of the Company's Common Stock.

Dividends

On December 16, 2009, our Board of Directors declared a special cash dividend of $0.10 (ten cents) per common share. The dividend was paid on or about January 15, 2010 to shareholders of record as of the close of business on December 28, 2009. The Company received a waiver from the lender under its existing credit facility, as pursuant to the Company's credit facility arrangement, the Company is prohibited from declaring and paying any dividends until such time that the loans under the credit facility have been satisfied in full. During the year ended December 31, 2008, the Company did not declare or pay dividends on its Common Stock. The Company's Board of Directors is currently exploring the possibility of issuing additional dividends based on Company's operational performace and cash flow requirements, but there can be no assurance that it will do so, or that it will do so on a regular basis.

PERFORMANCE GRAPH

Set forth below is a line graph comparing the annual percentage change in the cumulative total return on the Company's Common Stock with the cumulative total return of the NASDAQ Composite Market Index (U.S. Companies) and the NASDAQ Healthcare Index for the period commencing on December 31, 2004 and ending on December 31, 2009.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS

Among American Medical Alert Corp, The NASDAQ Composite Index and the NASDAQ Health Care Index



American Medical Alert Corp — NASDAQ Composite — NASDAQ Health Care

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

SUPPLEMENTARY FINANCIAL INFORMATION

The following supplemental information has been derived from unaudited financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair presentation of such information.

	Three Months Ended March 31, 2010
Revenue	$ 9,911,247
Gross Profit	$ 5,387,808
Net Income	$ 887,372
Basic EPS	$ 0.09
Diluted EPS	$ 0.09



Jack Rhian,
President, CEO
Howard M. Siegel,
Chairman of the Board

To echo my opening statement from last year's President's letter, AMAC was founded 29 years ago with the goal of providing technology that would allow seniors and individuals with disabilities the opportunity to remain independent and at home. Over the years we have readied the organization to embrace and capitalize on the technological revolution in communication, expanded our portfolio with complementary services and monitoring methodology that support our mission, and reshaped our operations for maximum efficiency. Today, as this letter is written, I am pleased to report that our direction and business development strategy have been set to further solidify AMAC as a durable, sustainable growth company – one that investors can depend on year in and year out.

Our sound approach to AMAC's key growth initiatives for 2010 and beyond include:

- Continuing to drive PERS subscriber growth with our flagship PERS product through existing and new direct to consumer, private label programs and continued expansion of our distributor network as well as preparing to launch a truly revolutionary, next generation cellular based PERS product currently under development through our joint venture with Qualcomm and Hughes Telematics.
- Launching a multi-channel marketing and distribution effort of our solution to the "other drug problem" – medication nonadherence. AMAC's MedSmart product offering should provide for new and meaningful direct to consumer and healthcare provider channel revenue. This easy to use solution addresses a complex problem and improves health monitoring communications between end users and caregivers to enhance independence and relieve caregiver strain.
- Commercializing and launching AMAC's low cost, comprehensive vital signs monitoring/telehealth solution, TeleSmart. Our experiences as a telehealth solutions provider and the continued demand for better mechanisms to control chronic care management costs should foster an environment of broader utilization and greater reimbursement for remote patient monitoring.
- Unifying the heuristic engine and reporting capacity from MedSmart's medication adherence database and TeleSmart's vital signs database to establish a truly valuable management tool for healthcare providers responsible for providing medical oversight to those with multiple chronic conditions.
- Replicating and expanding our successful hospitals solutions program on a national scale.
- Driving further utilization of our PhoneScreen patient support and clinical trial administration solutions for the pharmaceutical industry.

The rationale behind our strategy is crystal clear. By layering growth from MedSmart, TeleSmart and cellular PERS onto our PERS HSMS division and layering hospital solutions and PhoneScreen pharmaceutical solutions revenue onto our TBCS division, we will anchor our position as a leading U.S. provider of healthcare communication solutions. We expect our plan to be supported by the recent healthcare reform legislation and the unquestionable trends in the national demographic of older Americans. The next generation of older adults will have definitive expectations of life quality and unprecedented comfort levels with technology use. These factors will propel greater use of the entire portfolio of AMAC's monitoring services.

We believe our track record of generating profits from our recurring revenue base and our ability to substantially self fund our business development efforts make our plan a low- risk and high-probability success strategy. Over the years, this management team has taken careful and conservative steps towards growth. We believe the time has come to accelerate our revenue generating capability and have positioned and augmented our management team to maximize channel sales efforts in both AMAC divisions and expand our clinical capabilities to meet the challenge of increasing the pace of our growth during the next twelve to twenty four months. Our plans include fortifying our direct response marketing activities with aggressive direct to consumer campaigns, increasing the national visibility of our hospital solutions services and launching new products that will support healthcare transformation.

AMAC is in the enviable position of being financially strong and strategically well positioned to take the Company to the next plateau. As we reach each new milestone of incremental growth, not only will our shareholders benefit but also the hundreds of thousands of subscribers we provide service for will be able to better realize their goal of independent living. We have engineered AMAC's portfolio to lead through technology enrichment – and as a result, AMAC is a company you can count on to improve life quality and to create superior shareholder value.

Jack Rhian
President and Chief Executive Officer

GENERAL

American Medical Alert Corp. ("AMAC" or the "Company") is committed to providing solutions that improve healthcare delivery through an expansive portfolio of home-based Remote Patient Monitoring ("RPM") technologies and innovative communication center services. The Company's business strategy leverages its ability to design, develop and integrate health and safety monitoring technologies with its multi-site, U.S. based healthcare communication infrastructure to provide its customers with lower cost, high touch solutions that sustain independent living, encourage better self care activities and improve communications of critical health information.

The Company's financial model is the generation of monthly recurring revenues ("MRR"). Under this model, each operating segment generates prescribed monthly fees for services and equipment rendered throughout the duration of a service agreement. For the year ended December 31, 2009, approximately 94% of the Company's revenue was generated from MRR. The remaining 6% of revenue was derived from its clinical trial projects, installation charges and product sales. All of the Company's revenues are derived, and during the last three fiscal years, have been derived, from customers in the United States.

AMAC believes that delivering innovation and high-value solutions through its integrated communications platform is the key to meeting customers' needs and to achieve future growth. The Company markets its products and services directly to healthcare providers, pharmaceutical companies, managed care organizations and through a network of distributors. The Company also offers certain products and services directly to consumers.

The Company was formed in 1981 as a New York Corporation. As previously defined herein, the terms "AMAC" or "Company" mean, unless the context requires otherwise, American Medical Alert Corp. and its wholly owned subsidiaries, HCI Acquisition Corp., LMA Acquisition Corp., SafeCom, Inc., North Shore Answering Services, Answer Connecticut Acquisition Corp., MD OnCall Acquisition Corp., American Mediconnect Acquisition Corp. and NM Call Center, Inc.

OPERATING SEGMENTS

The Company's activities are reported through two operating segments. The first segment, Health Safety and Monitoring Services ("HSMS"), is comprised of the development and marketing of Remote Patient Monitoring ("RPM") technologies that include personal emergency response systems ("PERS"), medication reminder and dispensing systems, telehealth/disease management technologies and safety monitoring systems to pharmacies. The second segment, Telephony Based Communication Services ("TBCS"), includes the provision of centralized call center solutions primarily to the healthcare community including traditional after hours services, Daytime Services applications, and clinical trial recruitment call center services and administration.

PRODUCTS AND SERVICES

Health and Safety Monitoring Systems (HSMS)

The ongoing objective of the HSMS division is to create a compelling value proposition by addressing the fundamental need to allow individuals to age in place with home based health monitoring technologies through a single monitoring platform. This RPM platform provides a single source for AMAC's customers to access a broad spectrum of technologies, from rudimentary to sophisticated, to deliver individualized, cost effective monitoring as a patient's needs evolve.

Personal Emergency Response Systems (PERS)

PERS is the Company's core product and service offering. The system consists of a console unit and a wireless transmitter generally worn as a pendant or on the wrist by the client. In the event of an emergency, the client is able to summon immediate assistance via the two-way voice system that connects their home telephone with the Company's Response Center. The ability to access and obtain assistance particularly after a fall or during medical emergency has been proven to reduce overall healthcare costs and increase the ability of an individual to remain independent at home. In 2000, total direct costs related to fall injuries exceeded $19 billion in adults aged 65 and older and the financial toll is only expected to increases as America's population ages further.

In November of 2009, Apria Healthcare announced an exclusive strategic alliance with AMAC to provide PERS under an Apria branded service. In first quarter 2010, ApriaAlert was introduced to selected geographic markets within Apria's national footprint. Plans are underway for geographic expansion through its nationwide branch network which serves over two million patients annually.

Recognizing the increased demand for life enhancing monitoring technologies, AMAC in 2009 piloted Healthy Aging Solutions, a comprehensive referral support program and e-commerce capability to further build market share. This pilot effort resulted in new referral provider relationships which will continue to build market share in 2010 and beyond.

Also in 2009, WellAWARE Systems, the leading developer of next-generation wellness monitoring solutions for senior care providers, announced it has entered a technology integration collaboration with AMAC to deliver an integrated health monitoring solution that incorporates AMAC's PERS technology with WellAWARE's sensor-based wellness monitoring solution and is currently pilot testing the integrated solution with its first joint customer, The Evangelical Lutheran Good Samaritan Society.

The Company is currently exploring development and integration of complementary mobile communication technologies to enhance the next generation of PERS technology.

AMAC's PERS is marketed directly and by third party providers under multiple brands including VoiceCare®, Walgreens Ready Response™, Response Call™, and most recently ApriaAlert™.

MEDICATION ADHERENCE APPLIANCES

The second component of AMAC's RPM platform addresses medication adherence, which has been defined as a critical component of patient self management. One in two patients do not take their medications as prescribed, costing the United States an estimated $300 billion per year in unnecessary healthcare costs and lost revenue. 84% cite simple forgetfulness as the reason.

MEDSMART™

Fourth quarter 2009 marked the commercial rollout of AMAC's new monitored medication management tool. MedSmart is a powerful solution that organizes, reminds and dispenses pills in accordance with prescribed treatment regimens. Easy to set up and use, MedSmart improves adherence to medication regimens and reduces the risk of missed doses and overdosing errors to improve clinical outcomes and quality of life.

With MedSmart's innovative event reporting and notification option, family caregivers and healthcare professionals can proactively support independent living. MedSmart's docking base serves as the gateway for remote programming and event reporting. When connected to a household phone, MedSmart transmits device and dispensing history to a secure server supported with a web application for review by authorized individuals, such as relatives or medical professionals. Through AMAC's personalized notification system, alerts can be sent to track adherence, address dosing errors and predict refill requirements. The ability to communicate these events creates a new capability to easily track adherence, proactively modify behavior and improve compliance.

The Company has begun to secure contracts to provision MedSmart with various healthcare stakeholders and through retail opportunities. The Company believes it can demonstrate a value proposition including, but not limited to reducing costs associated with non adherence related hospitalizations, improving disease management outcomes and increasing pharmacy script yield. The value proposition of this high touch monitoring enhancement can be experienced by all stakeholders in healthcare delivery.

MED-TIME®

Med-Time is an electronic medication reminder and dispensing unit marketed under an exclusive licensing, manufacturing and distribution agreement which began in 1999. This agreement originates from PharmaCell AB, a Swedish company, with licensing rights extending throughout the United States, Canada and Mexico. The initial term of the agreement was five years requiring the Company to achieve certain purchase minimums to maintain exclusivity. Thereafter, the agreement converted to an evergreen with annual purchase minimums of 1,500 units. The Company has met all the minimums with PharmaCell to date and continues to maintain exclusivity.

TELEHEALTH SYSTEMS

Rounding out AMAC's RPM portfolio is AMAC's robust telehealth delivery capability. As a distributor of the Health Buddy® System, many of the Company's customers have successfully demonstrated the value proposition of incorporating disease management technologies into a patient's plan of care.

We intend to broaden our RPM portfolio with lower cost, high touch telehealth solutions. Towards this aim, in 2010 AMAC plans to release a new low-cost telehealth solution that combines vital sign reporting and personalized questions about the patient's health. This AMAC operated telehealth platform is directed toward providers who require a low-cost solution, easy installation, reliable transmission of vital sign data in real-time and ease of use on the patient side. In 2010, it will commence beta testing with plans for commercial launch later in the year.

Based on a wide range of feedback from our providers who have advised the Company that correlating vital signs and medication adherence data would create an exponentially powerful tool, AMAC plans to integrate its telehealth monitoring and medication management reporting feature sets to deliver the most robust solution for our customers. We envision that our new RPM platform will ultimately become a universal point of entry for care management activities.

The Company believes the telehealth market will continue to provide opportunities for AMAC's expansion as a full source provider of remote patient monitoring technologies and first line support services.

HSMS MARKETING CHANNELS

The HSMS product line is distributed to the subscriber base through five primary marketing channels: AMAC's Direct to Consumer/Private Label Program; Third Party Reimbursed Programs; the Distributor Network, made up of Direct Service Providers; the Purchase and Monitoring Program; and SafeCom, Pharmacy Security Systems.

Direct to Consumer/Private Label Program: The Company has embarked upon a mission to increase consumer utilization of PERS through multiple direct to consumer healthcare related touch points. Individuals can access the PERS through AMAC's corporate sales office, via any regional office or by mail order. AMAC has referral arrangements with home care agencies and case managers throughout the United States who introduce and recommend PERS to clients and generate an ongoing source of new consumer interest.

In February of 2007, the Company announced it had entered into a relationship with Walgreen Co. ("Walgreen") to provide the Company's flagship PERS under the Walgreen brand. Walgreens Ready Response™ Medical Alert system is offered though e-commerce efforts and at Walgreen stores throughout the United States and Puerto Rico.

In November of 2009, Apria Healthcare announced an exclusive strategic alliance with AMAC to provide PERS under an Apria branded service. In first quarter 2010, ApriaAlert was introduced to selected geographic markets within Apria's national footprint. Plans are underway for geographic expansion through its nationwide branch network which serves over two million patients annually.

Third Party Reimbursed Programs: The Company's PERS are on the Centers for Medicare and Medicaid list of approved monitoring devices. Payment for PERS equipment and monitoring services is available through various state Medicaid Home and Community Based Services waivers programs and other Medicaid funded home care services programs.

In 2009, AMAC received renewal notice from the City of New York, Human Resources Administration for the Provision of Personal Emergency Response Systems, extending its agreement to provide PERS devices to this agency through June 2011. This program is one of the largest in the country with over 7,000 participants and generates 6% of the Company's revenue. Overall, 11% of AMAC's revenue was derived from contracts with Medicaid reimbursed programs for PERS services. AMAC believes that the use of home care will continue to increase, representing an ongoing opportunity for broader use of the Company's current and future products.

Purchase and Monitoring Program ("PMP"): AMAC's PERS is also utilized by assisted living and senior housing facilities to offer additional protection to elderly residents. Facilities operate under a PMP Agreement whereby all necessary equipment is purchased. The facilities provide primary monitoring for their residents and some employ AMAC's ERC to serve as their back-up center. AMAC's PMP offerings include its console unit, the Model 1100 residential system and ResiLink, an enhanced software package for its facility monitoring platform.

Distributor Network: AMAC has developed a network of Direct Service Providers ("DSPs") to establish and manage VoiceCare programs in their local communities. A DSP may be a hospital system, home health care agency, hospice, senior living facility, durable medical equipment vendor or one of several other types of entities that interact with elderly, infirm or disabled individuals.

SAFECOM, INC.

Pharmacy Security Monitoring Systems: SafeCom, Inc. offers monitoring technology products and safety monitoring to drug stores, 24-hour pharmacies and national and regional retailers. In 2009 SafeCom represented 1% of the Company's gross revenue. Under the Silent Partner brand, the Company provides safety, environmental and device functionality monitoring systems and services integrating key aspects of audio technology and access control.

TELEPHONY BASED COMMUNICATION SERVICES (TBCS)

AMAC's TBCS division offers value added, customizable call center solutions that enhance the patient/provider communication experience. As part of our business development strategy, management continues to employ the most advanced telephony technology and information systems to develop services to respond to shifting market factors that affect healthcare client needs. In addition to technology, a critical component for successful expansion is the Company's professionally trained call agent staff. The Company allocates resources to enhance contact agent training and staff development, new communication technology, and continuous quality control to support TBCS's expansion efforts. The overall infrastructure has allowed AMAC to expand its footprint of services beyond traditional telephone answering services to provide more innovative, clinically oriented call center offerings. For the year ended December 31, 2009, the TBCS segment accounted for 48% of the Company's gross revenues.

The Company has completed ten acquisitions to date. For 2010, the Company will primarily focus on growing this segment through internally driven sales and marketing efforts and will also continue to search for additional acquisition opportunities.

AFTER HOURS ANSWERING SERVICES

AMAC's after hours services are classified as essential call center services with a fully-customizable approach to communications support. Basic services in this offering include traditional after hour answer and customized message delivery options, contact lists and on-call schedule management, all of which can be updated at the client's convenience using the OnCall web portal. Through this portal, clients can also access the account's call history, specifications and messages.

OnCall supports providers' unique after-hours and on-call needs with a dependable service in unpredictable situations. Enhanced ala carte services including daytime overflow and broadcast messaging services which have proven to enhance our value and facilitate stronger patient provider relations.

CONCIERGE SERVICES/DAYTIME SOLUTIONS

AMAC's Concierge Services focus on the delivery of enhanced communications and help to streamline workflow within provider organizations. These solutions primarily serve hospitals and health plans in the Northeast seeking to address staffing constraints in a variety of areas while extending first-class patient experience.

Services range from providing skilled contact agents to support insurance eligibility verification programs; to enhancing patient self care activities through post discharge follow-up programs, to specialized emergency department programs with strict reach guidelines to facilitate better treatment and care. Through more efficient and effective call processing, these solutions improve patient satisfaction, reduce cost, and increase revenue by maximizing the ratio of patients to available resources.

Over the last eighteen months several significant healthcare organizations have executed agreements with the Company to provide daytime solutions and services. The MRR associated with these contracts significantly exceed the average MRR of traditional after hours answering service clients and is now providing significant increases within this reporting segment. Management believes its concierge services/daytime solutions will continue to contribute material increases in revenue and earnings as we expand these service offerings to a national audience.

PHARMACEUTICAL SUPPORT AND CLINICAL TRIAL RECRUITMENT SERVICES

Our PhoneScreen clinical trial solutions service is an integral component of our overall growth strategy to drive revenue enhancement and expand our visibility. PhoneScreen is a leader in the field of patient recruitment, retention and contact center services. Using centralized telephone screening of potential clinical trial study subjects, PhoneScreen provides valuable data to inform advertising and patient recruitment strategies.

As the trend towards more individualized healthcare communication becomes the norm, AMAC is leading this transformation with innovative contact solutions. In 2009, the TBCS division commenced new relationships with two premiere pharmaceutical companies. We anticipate our pharmaceutical support programs will be utilized to deliver enhanced patient-centric healthcare communication experiences on behalf of certain brands. Based upon new demand, we are recruiting for nurses, health educators and other healthcare professionals that will allow us to provide additional turn-key solutions for our clients.

TBCS MARKETING CHANNELS

The TBCS service line is marketed to four primary channels: Individual and multiple physician; integrated hospital networks; group purchasing organizations; and pharmaceutical companies and clinical research organizations under the brand names H-LINK® OnCall, Live Message America ("LMA"), North Shore Answering Service ("NSAS"), Answer Connecticut Acquisition Corp. ("ACT"), MD OnCall Acquisition Corp. ("MD OnCall") and American Mediconnect Acquisition Corp. ("AMI") which includes the brands American Mediconnect and PhoneScreen.

Production/Purchasing

The Company outsources the manufacturing and final assembly of its core product lines. Sources are selected through competitive bids, past performance and accessibility to the engineering process. Although the Company currently maintains favorable relationships with its vendors, the Company believes that, in the event any such relationship were to be terminated, the Company would be able to engage the services of alternative vendors as required to fulfill its needs without any material adverse effect to the Company's operations. With the exception of several proprietary components, which are manufactured to the Company's specifications, the manufacturing of the Company's product lines requires the use of generally available electronic components and hardware.

COMMUNICATIONS CENTERS

As of March 2010, the Company operates eight (8) call centers:

- **Long Island City, New York**
  The Company's primary communications center is located at 36-36 33rd Street, Long Island City, New York. In April 2003, the Company opened a one-hundred seat state-of-the-art call center to centralize the full scope of communication services offered by AMAC. The call center was built with system-wide redundancy and can accommodate growth up to three (3) times its current volume. Phone service to the call center is provided by three separate carriers and is configured to provide continuous service in the event of disruption. Phone circuit entry to the building is provided through a reinforced steel conduit built to UL Central Station Standards. The call center's electricity supply is maintained by a comprehensive, three tiered back-up system. The system consists of dual power supplies at the telephone switch, an uninterruptible power supply and a diesel generator.

  The Company's call center is staffed by full time Information System ("IS") professionals charged with the responsibility to maintain, refine and report on all data and communications system requirements. Critical systems are equipped with secure remote access and diagnostic abilities, enabling offsite as well as on-site access to IS System support 24/7.

- **Audubon, New Jersey**
  This site serves as the call center for telephone answering services provided by the Company's LMA subsidiary and services the Company's Southern New Jersey and Philadelphia customer base.

- **Port Jefferson, New York**
  This site serves as the call center for telephone answering services provided by the Company's NSAS subsidiary and services the Company's Long Island TBCS customer base.

- **Newington, Connecticut**
  This site serves as the one of the two call centers for telephone answering services provided by the Company's ACT subsidiary and services the Company's Connecticut TBCS customer base. This site also serves as the back-up center for the Company's PERS Emergency Response Center and Client Services.

- **Springfield, Massachusetts**
  This site serves as the one of the two call centers for telephone answering services provided by the Company's ACT subsidiary and services the Company's Massachusetts TBCS customer base.
- **Cranston, Rhode Island**
  This site serves as the call center for the HSMS Direct to Consumer sales activity and telephone answering services provided by the MD OnCall subsidiary and services the Company's Rhode Island TBCS customer base.
- **Chicago, Illinois**
  This site serves as the call center for telephone answering services provided by the Company's AMI subsidiary, and services the Company's Illinois TBCS customer base.
- **Clovis, New Mexico**
  This site serves as a second call center location primarily to support AMAC's ERC center, H-LINK OnCall and Phone Screen client base.

MARKETING/CUSTOMERS

The Company markets its portfolio of healthcare communication services and monitoring devices to integrated hospital systems, home healthcare providers, community service organizations, government agencies, third party insurers, as well as private pay clients. The Company believes there are several compelling industry and population trends that will continue to drive utilization of its products and services. Within our HSMS segment, the aging population and percentage of individuals with chronic disease conditions will continue to provide a significant opportunity to utilize our monitoring solutions to achieve cost control and improve quality of life.

With respect to our TBCS segment, the Company markets these services primarily to hospital systems, managed care organizations, pharmaceutical companies and physicans. We continue to observe increased opportunity with integrated hospital systems, regional home health agencies and pharmaceutical companies. Specifically, healthcare organizations are seeking to achieve cost savings by consolidating services through single source vendor relationships. The Company's advanced telephony, call center infrastructure and specialization in healthcare uniquely positions the Company to effectively compete for new business.

While the Company focuses on growth in each reporting segment, customer retention is equally important. The Company's customer service, provider relations and accounts services teams focus on account maintenance and business development from existing customers.

The Company's products and services may be acquired on a single line or bundled basis and are highly complementary. As demand for our products and services increases, the Company will add additional sales and marketing personnel, as needed, to enhance our national presence throughout its respective businesses.

TRADEMARKS

The Company considers its proprietary trademarks with respect to the development, manufacturing and marketing of its products to be a valuable asset. The Company believes that continued development of new products and services with trademark protection is vital to maintaining a competitive advantage. The Company's trademarks include "AMERICAN MEDICAL ALERT®", "THE RESPONSIVE COMPANY®", "WHERE PATIENT AND PROVIDERS CONNECT®" "VOICECARE®", "THE VOICE OF HELP®", "MED-TIME®", "H-LINK®", "MED PASS®", "MEDSMART®", "ROOM MATE®", "SECURE-NET®", "CARERING®", "PERS BUDDY®", "HEALTH PARTNER®" "HEALTH MESSENGER®", "HELP LINK®" "I-LINK®", CONNECTED AND PROTECTED ® and "CARE-NET®", each of which is registered with the United States Patent and Trademark Office.

RESEARCH AND DEVELOPMENT

In a continuing effort by the Company to maintain state of the art technology, the Company conducts research and development through the ongoing efforts of its employees and consulting groups. During 2010, the Company plans to continue to enhance its disease management monitoring platform and medication management solution. Expenditures for research and development for the years ended December 31, 2009, 2008 and 2007 were $307,990, $329,707 and $304,365, respectively, and are included in selling, general and administrative expenses. In addition to this, the Company continues to focus its research and development activities on enhancement of its HSMS products as well as the development of new products and services specifically addressing disease management.

IMPACT OF GOVERNMENT REGULATIONS

The Company derives approximately 11% of its revenues from various Medicaid programs. Government legislative initiatives, if enacted, could impose pressures on the pricing structures applicable to the Company's PERS services. On the other hand, new reimbursement programs such as those described in TH/DMM section could provide significant additional sources of reimbursement from government entitlements. Depending on the nature and extent of any new laws and/or regulations, or possible changes in the interpretation of existing laws and/or regulations, any such changes could affect revenue, operating margins, and profitability. Congress has recently passed legislation to reform the U.S. health care system by expanding health insurance coverage, reducing health care costs and supporting other changes. While healthcare reform may increase the number of patients who are eligible for our products, it may also include cost containment measures that adversely affect reimbursement for our products. In addition based on the final regulations, the Company may also be required to pay additional premiums.

The Privacy Rule under the Health Insurance Portability and Accountability Act ("HIPAA") went into effect in April 2003. These regulations relate to the privacy of patient health information. To comply with the Privacy Rule, the Company executed required Business Associate Agreements with its business partners and vendors, appointed a Privacy Officer, established policies, procedures and training standards, and began to assess its preparedness for the HIPAA Security Standards.

The Company's PERS and related equipment is subject to approvals under the rules of the Federal Communications Commission ("FCC") pertaining to radio frequency devices (Part 15) connected to the telephone system (Part 68). The Company submits all new product models for approval as required under the rules of the FCC.

COMPETITION

In each business segment, AMAC faces competition, both in price and service from national, regional and local service providers of PERS, TH/DMM, telephone answering service and security monitoring systems. Price, quality of services and, in some cases, convenience are generally the primary competitive elements in each segment.

HSMS

The Company's competition within the HSMS segment includes manufacturers, distributors and providers of personal emergency response equipment and services, disease management and biometric carve out companies and a small number of security companies. The Company's market research estimates that approximately 20-30 companies are providers of competitive PERS products, 15-20 companies are providers of TH/DMM and 5-10 companies are providers of medication management systems. We believe PERS competitors serve in aggregate approximately 800,000 individuals under the PERS product line. Because TH/DMM is a new field of healthcare services, clear data of actual number of users is unavailable. Some of the Company's competitors may have more extensive manufacturing and marketing capabilities as well as greater financial, technological and personnel resources. The Company's competition focuses its marketing and sales efforts in the following areas: hospitals, home care providers, physicians, ambulance companies, medical equipment suppliers, state social services agencies, health maintenance organizations, and direct marketing to consumers.

We believe the competitive factors when choosing a HSMS provider include the quality of monitoring services, product flexibility and reliability, and customer support. The Company believes it competes favorably with respect to each of these factors. The Company believes it will continue to compete favorably by creating technological enhancements to the core systems that are expected to establish meaningful differentiation from its competitors.

TBCS

The Company believes that it is one of the larger medical-specific telephone answering service providers competing with more than 3,300 call centers across the United States, of which fewer than 10 percent are medical-only. The Company considers its scope of services more diverse than those of traditional sole proprietorships that make up the greatest portion of the competitive landscape. While many TBCS organizations compete for after-hours business, AMAC is offering new services catering to daytime work for large health systems and believes this application is scalable nationwide.

EMPLOYEES

As of March 22, 2010, the Company employed 567 persons, of which 489 are full time employees, who perform functions on behalf of the Company in the areas of administration, marketing, sales, engineering, finance, purchasing, operations, quality control and research. The Company is not a party to any collective bargaining agreement with its employees. The Company considers its relations with its employees to be good.

FINANCIAL INFORMATION ABOUT SEGMENTS

Financial information about our operating segments can be found in Note 12 to the financial statements included as part of this annual report on, beginning on page 40.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's operations and finacial condition. This discussion should be read in conjunction with the financial statements and notes hereto.

Statements contained in this Annual Report include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular and without limitation, statements contained herein under the headings "Description of Business" and Statements contained in this Annual Report include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular and without limitation, statements contained herein under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, not to occur or be realized. These include uncertainties relating to government regulation, technological changes, our contract with the City of New York, and product liability risks. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms.

You should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. Readers should carefully review the risk factors and any other cautionary statements contained in our Annual Report on Form 10-K and other filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company's primary business is the provision of healthcare communication services through (1) the development, marketing and monitoring of health and safety monitoring systems ("HSMS") that include personal emergency response systems, medication management systems and objective and subjective data/telehealth/ monitoring systems; and (2) telephony based communication services and solutions primarily for the healthcare community ("TBCS"). The Company's products and services are primarily marketed to the healthcare community, including hospitals, home care, durable medical equipment, medical facility, hospice, pharmacy, managed care, pharmaceutical companies and other healthcare oriented organizations. The Company also offers certain products and services directly to consumers.

ABOUT HSMS

Personal Emergency Response Systems (PERS)

The Company's core business is the sales and marketing of our Personal Emergency Response System. The system consists of a console unit and a wireless activator generally worn as a pendant or on the wrist by the client. In the event of an emergency, the client is able to summon immediate assistance via the two-way voice system that connects their home telephone with the Company's Response Center. The Company sells three PERS devices for use in either private homes or independent and assisted living facilities. AMAC's PERS is sold through its primary brand VoiceCare® and direct to consumer under Walgreens Ready Response™, Response Call™, and most recently ApriaAlert™. In 2009 the company derived 52% of its revenue from the sale of PERS.

MedSmart

The second component of AMAC's RPM platform addresses another serious healthcare need – medication adherence. During the fourth quarter of 2009, the Company commercially released AMAC's new monitored medication management tool, MedSmart™. MedSmart is a system that organizes, reminds and dispenses pills in accordance with prescribed treatment regimens. With MedSmart's event reporting and notification option, family caregivers and healthcare professionals can monitor a clients adherence to their medication regimen. MedSmart's docking base serves as the gateway for remote programming and event reporting. When connected to a household phone, MedSmart transmits device and dispensing history to a secure server supported with a web application for review by authorized individuals. Through AMAC's personalized notification system, alerts can be sent to track adherence, address dosing errors and predict refill requirements. The Company plans to market MedSmart directly to consumers and through its national business to business network.

Telehealth Systems
Rounding out AMAC's RPM portfolio is AMAC's telehealth delivery capability. As a distributor of the Health Buddy® System, many of the Company's customers have successfully demonstrated the value proposition of incorporating telehealth technologies into a patient's plan of care. In 2010, AMAC plans to release a new low-cost telehealth solution that combines vital sign reporting and personalized questions about the patient's health. This AMAC operated telehealth platform is directed toward providers who require a low-cost solution, easy installation, reliable transmission of vital sign data in real-time and ease of use on the patient side. Moving forward, AMAC plans to integrate its telehealth monitoring and medication management reporting feature sets to deliver the most robust solution for our customers.

ABOUT TBCS

Telephony Based Communication Services (TBCS)
AMAC's TBCS division offers call center solutions that enhance the patient/provider communication experience. As part of our business development strategy, management continues to employ advanced telephony technology and information systems to develop services. In addition to technology, a critical component for expansion is the Company's professionally trained call agent staff. The overall infrastructure has allowed AMAC to expand its services beyond traditional telephone answering services to provide more innovative, clinically oriented call center offerings. At 2009 year end, the TBCS segment accounted for 48% of the Company's gross revenues. The Company's TBCS division is comprised of three service offerings:

After Hours Answering Services
AMAC's after hours services are classified as essential call center services. Basic services in this offering include traditional after hour answer and customized message delivery options, contact lists and on-call schedule management, all of which can be updated at the client's convenience using the OnCall web portal. Through this portal, clients can also access the account's call history, specifications and messages. Enhanced ala carte services including daytime overflow and broadcast messaging services which have proven to enhance value and facilitate stronger patient provider relations.

Concierge Services/Daytime Solutions
AMAC's Concierge Services focus on the delivery of enhanced communications and help to streamline workflow within provider organizations. These solutions primarily serve hospitals and health plans. Services range from supporting insurance eligibility verification programs; to enhancing patient self care activities via post discharge follow-up programs, to specialized Emergency Department programs with strict reach guidelines to facilitate better treatment and care. Through more efficient and effective call processing, these solutions improve patient satisfaction, reduce cost, and increase revenue by maximizing the ratio of patients to available resources.

Pharmaceutical Support and Clinical Trial Recruitment Services
Our PhoneScreen clinical trial solutions service is an integral component of our overall growth strategy to drive revenue enhancement and expand our visibility. PhoneScreen is a leader in the field of patient recruitment, retention and contact center services. Using centralized telephone screening of potential clinical trial study subjects, PhoneScreen provides valuable data to inform advertising and patient recruitment strategies.

In 2009, the TBCS division commenced new relationships with two premiere pharmaceutical companies. We anticipate our pharmaceutical support programs will be utilized to deliver enhanced patient-centric healthcare communication experiences on behalf of certain brands. Based upon new demand, we are recruiting for nurses, health educators and other healthcare professionals that will allow us to provide additional turn-key solutions for our clients.

The Company has completed ten acquisitions to date to facilitate growth within the TBCS division. For 2010, the Company will focus on growing this segment through internally driven sales and marketing efforts and will also continue to search for additional acquisition opportunities.

OPERATING SEGMENTS

For the fiscal year ended December 31, 2009, HSMS accounted for 52% of the Company's revenue and TBCS accounted for 48% of the Company's revenue. The Company believes that the overall mix of cash flow generating businesses from HSMS and TBCS, combined with its emphasis on developing products and services to support demand from customers and the emerging, home-based monitoring market, provides the correct blend of stability and growth opportunity. The Company believes this strategy will enable it to maintain and increase its role as a national healthcare communications provider. Based on the Company's growth strategy and the complimentary nature of if its operating divisions, management believes the Company's outlook is very positive. Management also believes that while the details of the newly enacted healthcare legislation is awaiting regulation, the Company's products and services should be in greater demand over the next several years.

Components of Statements of Income by Operating Segment

The following table shows the components of the Statement of Income for the years ended December 31, 2009, 2008 and 2007.

In thousands (000's)					Year Ended Dec 31	
	2009	%	2008	%	2007	%
Revenue						
HSMS	20,582	52%	19,599	51%	17,353	49%
TBCS	18,875	48%	18,988	49%	18,292	51%
Total Revenues	39,457	100%	38,587	100%	35,645	100%
Cost of Services & Goods Sold						
HSMS	8,440	41%	8,588	44%	7,869	45%
TBCS	10,031	53%	10,069	53%	9,733	53%
Total Cost of Services & Goods Sold	18,471	47%	18,657	48%	17,602	49%
Gross Profit						
HSMS	12,142	59%	11,011	56%	9,484	55%
TBCS	8,844	47%	8,919	47%	8,559	47%
Total Gross Profit	20,986	53%	19,930	52%	18,043	51%
Selling, General & Administrative	16,364	41%	16,652	43%	15,992	45%
Interest Expense	76	1%	280	1%	481	1%
Loss of Abandonment	–	–	887	2%	–	–
Other Income	(269)	(1)%	(335)	(1)%	(1,090)	(3)%
Income before Income Taxes	4,815	12%	2,446	6%	2,660	7%
Provision for Income Taxes	1,925	%	1,007		1,146	
Net Income	2,890	%	1,439		1,514	

Note: The percentages for Cost of Services and Goods Sold and Gross Profit are calculated based on a percentage of revenue.

Results of Operations:

Discussion and analysis of the Company's two operating business segments, HSMS and TBCS, are as presented below.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues:

HSMS

Revenues, which consist primarily of monthly rental revenues, increased approximately $983,000, or 5%, for the year ended December 31, 2009 as compared to the same period in 2008. The increase is primarily attributed to:

The Company increased revenue from its arrangement with Walgreen to provide the Company's PERS product under the Walgreen brand name directly to the consumer. The revenue increase from this program accounted for approximately $320,000 in 2009 as compared to 2008. During 2009, the Company entered into another similar private label program with Apria Healthcare and continues to pursue other opportunities within this area as the Company believes private label marketing channels will help to facilitate greater revenue growth.

The Company also recognized an increase in its PERS service revenue of approximately $741,000 in 2009 as compared to 2008 through the execution of new agreements and growth within its existing PERS subscriber base. This growth was primarily facilitated through additional and increased third party reimbursement and long-term care programs. The Company anticipates that its subscriber base and corresponding revenue will continue to grow through its continued sales and marketing efforts and strategies. However, with respect to an agreement with a west coast managed care organization, the Company anticipates this growth will be partially offset by a decrease in revenue of approximately $300,000 to $500,000 in 2010 from 2009 levels. This decrease is a result of the termination of funding received by this managed care organization from the State of California; nevertheless the Company expects it will be able to maintain many of the existing subscribers but at a reduced monthly rate.

In 2009, the Company experienced growth in its subscriber base with respect to its telehealth offering which resulted in an increase in revenue of approximately $117,000 as compared to 2008.

These increases were partially offset by a decrease in product sales of approximately $336,000. As a result of the housing and credit crisis encountered during the current year, the Company recognized a decrease in sales of approximately $416,000 of its enhanced senior living products. This decrease in product sales was partially offset by approximately $142,000 of sales generated from the MedSmart medication and management systems which was commercialized during 2009.

TBCS

The decrease in revenues of approximately $113,000, or 1%, for the year ended December 31, 2009 as compared to 2008 was primarily due to the following:

The Company experienced a decrease in traditional after hours service revenue of approximately $478,000, primarily due to customer attrition. Approximately $356,000 of this decrease is from one of its call center locations as a result of certain account realignments which took place as part of the Company's overall consolidation process. The Company has since modified its action plan and has stabilized the client base at this location and does not anticipate any further attrition.

The Company also realized a decrease in revenue within its clinical trial recruitment service of approximately $267,000 in 2009 as compared to 2008, as a result of certain customers reducing their spending in this area during 2009. The Company has executed agreements with new customers for work to be performed in the second half of 2010 and believes this will facilitate improved results within this business component.

These decreases were partially offset by revenue growth within its non-traditional day-time service offering of approximately $632,000 in 2009 as compared to 2008. The increase was primarily due to a hospital organization customer expanding their services with us. Further expansion by this and other hospital organizations is anticipated to continue into 2010.

Costs Related to Services and Goods Sold:
HSMS

Costs related to services and goods sold decreased by approximately $148,000 for the year ended December 31, 2009 as compared to the same period in 2008, a decrease of 2%, primarily due to the following:

The Company realized a decrease in depreciation expense of approximately $123,000 in 2009 as compared to 2008 primarily as a result of the Company obtaining an alternative supplier to purchase its PERS equipment at reduced prices.

A decrease in cost of goods sold of approximately $117,000 was primarily due to a corresponding reduction of sales of enhanced senior living products. This decrease in cost of products sold was partially offset by an increase in cost of products sold related to MedSmart medication and management systems which was commercialized during 2009.

These decreases in costs were partially offset by increased payroll and related costs of approximately $66,000, which was primarily due to the increase in service and call volume. As the Company's subscriber base continues to increase, the Company has experienced a corresponding increase in demand of emergency response center and customer service personnel to handle the increased call volume.

TBCS

Costs related to services decreased by approximately $38,000 for the year ended December 31, 2009 as compared to the same period in 2008, a decrease of less than 1%, primarily due to the following:

The Company recognized the operational and financial benefits of its effort in consolidating its call center infrastructure which was substantially completed during 2008. The Company was able to reduce its labor cost relating to traditional and clinical trial recruitment services, telephone and related expenses as well as rent expense by approximately $440,000 in 2009 as compared to 2008.

The Company realized less depreciation expense of approximately $62,000 in 2009 as compared to 2008 primarily due to certain assets related to the build-out of one of the call centers being fully depreciated at December 31, 2008.

These decreases were partially offset by an increase of approximately $464,000 in payroll and related costs for its non-traditional day-time service offering as a result of revenue growth related to this service offering. As the Company continues to grow in this area, we will closely monitor the personnel requirements to perform these services effectively.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses decreased by approximately $288,000 for the year ended December 31, 2009 as compared to the same period in 2008, a decrease of 2%. The decrease is primarily attributable to the following:

The Company incurred approximately $565,000 less internet and television advertising expenses in 2009 as compared to 2008 as a result of management's decision to reduce expenditures and evaluate the efficiency of the advertising programs. The Company continues to evaluate the cost and benefit of the advertising programs. The Company does plan to expand its advertising efforts in 2010, especially as it relates to its MedSmart medication and management system.

The Company recorded approximately $177,000 of less amortization expense in 2009 as compared to 2008 primarily as a result of certain intangible assets associated with the previous acquisitions of telephone based answering services being fully amortized during 2009 and 2008.

These decreases were partially offset by the increases in the following:

The Company incurred approximately $363,000 in additional consulting expense in 2009 as compared to 2008. This increase was primarily due to the Company utilizing outside consultants to assist the Company in expanding its sales efforts, promoting its MedSmart medication and management system and upgrading its websites.

The Company recorded an increase of approximately $140,000 in stock compensation in 2009 as compared to 2008. As part of certain officers' compensation, they are eligible to receive stock compensation if certain performance thresholds are met. In 2009, these thresholds were met and resulted in awarding stock compensation and in 2008 these thresholds were not met and no such stock compensation was awarded.

There were other decreases in selling, general and administrative expenses which arose out of the normal course of business such as utility expense and legal expense which were partially offset by an increase in administrative payroll and depreciation expense.

Interest Expense:

Interest expense for the year ended December 31, 2009 and 2008 was approximately $76,000 and $280,000, respectively. The decrease of $204,000 was primarily due to the Company continuing to pay down its term loan as well as a reduction in the interest rate.

Loss on Abandonment:

Loss on abandonment of approximately $887,000 in 2008 represented a one-time write-off of assets encompassing prepaid licensing fees and associated products relating to a technology, licensing, development, distribution and marketing agreement with a technology entity for the engineering and production of certain advanced telehealth products. The technology provider on this initiative who experienced a funding shortfall filed for bankruptcy protection and was not be able to complete the project.

Other Income:

Other income for the year ended December 31, 2009 and 2008 was approximately $269,000 and $335,000, respectively. Other income for the year ended December 31, 2009 and 2008 included a training incentive received from the State of New Mexico for hiring and training employees within the State and an economic development incentive through the City of Clovis aggregating approximately $88,000 and $298,000, respectively. These incentives were a result of the Company opening a network operating call center in New Mexico and hiring employees to serve as operators. The incentives in 2008 were partially offset by an adjustment to the Relocation and Employment Assistance Program credit due from New York City in the amount of $73,000. In addition, other income for the year ended December 31, 2009 included an insurance reimbursement of approximately $45,000 as a result of fire damage incurred at one of its call center locations.

Income Before Provision for Income Taxes:

The Company's income before provision for income taxes for the year ended December 31, 2009 was approximately $4,815,000 as compared to $2,446,000 for the same period in 2008. The increase of $2,369,000 for the year ended December 31, 2009 primarily resulted from an increase in the Company's revenue and a decrease in costs related to services and product sales, selling, general and administrative costs and interest expense.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues:

HSMS

Revenues, which consisted primarily of monthly rental revenues, increased approximately $2,246,000, or 13%, for the year ended December 31, 2008 as compared to the same period in 2007. The increase was primarily attributed to:

In 2007, the Company entered into an exclusive arrangement with Walgreen to provide the Company's PERS product under the Walgreen brand name directly to the consumer. In 2008, as compared to 2007, the Company recognized increased net revenue of approximately $830,000 from this arrangement.

The Company continued to realize increased revenues from the sale of its products, primarily from its enhanced senior living products offered to retirement communities. During 2008, the Company generated an increase in product sales of approximately $678,000.

In late 2006, the Company executed a new agreement with a third party agency whereby PERS were placed online. Since inception, the subscriber base associated with this agreement had grown and accounted for an approximate $265,000 increase in net revenue in 2008 as compared to prior year.

The remaining increase in revenue was primarily from the execution of other new agreements as well as growth within its existing subscriber base. The Company anticipated that it would continue to grow its subscriber base and corresponding revenue through its continued sales and marketing efforts.

These increases were partially offset by a decrease of approximately $265,000 in revenues related to a contract executed with the Human Resource Administration (HRA) in 2007 in which a downward rate adjustment was made.

TBCS

The increase in revenues of approximately $696,000, or 4%, for the year ended December 31, 2008 as compared to 2007 was primarily due to the following:

The Company continued to experience revenue growth within its existing telephone answering service businesses and realized increased revenue of approximately $696,000, as compared to the same period in 2007. This growth was due to the diversification of the Company's customer base to provide business process improvements to the healthcare sector as well as increased business from its existing customer base.

Costs Related to Services and Goods Sold:

HSMS

Costs related to services and goods sold increased by approximately $719,000 for the year ended December 31, 2008 as compared to the same period in 2007, an increase of 9%, primarily due to the following:

In relation to the increase in the sales of its enhanced senior living products to retirement communities and sales of its pill dispenser, the Company incurred a corresponding increase in costs of products sold of approximately $237,000.

The Company incurred increased payroll and related costs of approximately $380,000. The increase in these costs was primarily due to the increase in service and call volume. As the Company subscriber base continued to increase, the Company experienced corresponding increases in the level of services, including installations and removals, and call volume.

These increase in costs were partially offset by a write down of fixed assets related to the PERS Buddy device in the amount of approximately $111,000 in the third quarter of 2007. No such write-down was recorded in 2008.

TBCS

Costs related to services and goods sold increased by approximately $336,000 for the year ended December 31, 2008 as compared to the same period in 2007, an increase of 3%, primarily due to the following:

In 2008, the Company incurred additional labor and telephone service costs of approximately $388,000 with the majority of these costs relating to an increase of its bandwidth capacity and to non-recurring charges incurred in the consolidation of its call center infrastructure. As part of operating nine call centers, in 2007 the Company engaged in a consolidation strategy to leverage its call center infrastructure in an effort to maximize operational efficiencies. During the first half of 2008, the Company substantially completed the consolidation. As part of this initiative, the Company incurred these additional costs to ensure a seamless transition.

This increase was partially offset by a reduction in depreciation of approximately $62,000. The reduction is due to the majority of the furniture and equipment at the Long Island City call center becoming fully depreciated during 2008.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses increased by approximately $660,000 for the year ended December 31, 2008 as compared to the same period in 2007, an increase of 4%. The increase is primarily attributable to the following:

In conjunction with various new programs and agreements, the Company increased its internet and television advertising. As a result of this, the Company recorded an increase in these expenses of approximately $727,000.

The Company has recorded approximately $149,000 of increased depreciation as compared to the same period in the prior year. This was primarily the result of the build out of its new call center in New Mexico as well as additional purchases of new telephone systems and computer hardware and software.

These increase were partially offset by a reduction in the following:

A decrease in the Company's accounting fees of approximately $170,000. The majority of this reduction related to work performed with respect to our internal controls evaluation under Section 404 of the Sarbanes Oxley Act and related sales tax work that was incurred in 2007.

A reduction in stock compensation of approximately $124,000 relating to certain performance criteria. As part of certain officers' compensation, if certain performance thresholds are met they would be eligible to receive stock compensation. In 2008, these thresholds were not met and therefore no stock compensation was awarded. In 2007, these thresholds were met and stock compensation was awarded.

There were other increases in selling, general and administrative expenses which arose out of the normal course of business such as utility, commission and consulting expense which were partially offset by a decrease in medical, and computer communications expense.

Interest Expense:

Interest expense for the year ended December 31, 2008 and 2007 was approximately $280,000 and $481,000, respectively. The decrease was primarily due to the Company continuing to pay down its term loan as well as a reduction in the interest rate.

Loss on Abandonment:

Loss on abandonment of approximately $887,000 in 2008 represented the write-off of assets encompassing prepaid licensing fees and associated products relating to a technology, licensing, development, distribution and marketing agreement with a technology entity for the engineering and production of certain advanced telehealth products. The technology provider on this initiative experienced a funding shortfall and filed for bankruptcy protection and was not be able to complete the project.

Other Income:

Other income for the year ended December 31, 2008 and 2007 was approximately $335,000 and $1,090,000, respectively. Other Income for the year ended December 31, 2008 includes a training incentive received from the State of New Mexico for hiring and training employees within the State and an economic development incentive through the City of Clovis aggregating approximately $298,000. In 2007, the Company opened a network operating call center in New Mexico and hired employees to serve as operators for the telephone answering service. In 2008, the Company continued its further expansion into this facility by hiring employees to serve as emergency response operators for the HSMS segment. These amounts were partially offset by an adjustment to the Relocation and Employment Assistance Program credit due from New York City. Other income for the year ended December 31, 2007 included a Relocation and Employment Assistance Program ("REAP") credit in the approximate amount of $530,000. In connection with the relocation of certain operations to Long Island City, New York in April 2003, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period commencing in April 2003; during the first five years the Company was refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes. As of 2008, the Company is eligible to only receive a credit against New York City income taxes, which is reflected within the Company's tax provision. Additionally, Other Income for the year ended December 31, 2007 included approximately $425,000 with respect to a settlement agreement for matters related to certain product and warranty disputes.

Income Before Provision for Income Taxes:

The Company's income before provision for income taxes for the year ended December 31, 2008 was approximately $2,446,000 as compared to $2,660,000 for the same period in 2007. The decrease of $214,000 for the year ended December 31, 2008 resulted from an increase in the Company's costs related

to services and product sales, selling, general and administrative costs, loss on abandonment due to the write-off of certain assets and a decrease in other income due to a REAP credit and a one-time non-recurring credit recognized in 2007. This decrease was partially offset by an increase in the Company's service and product revenues.

Liquidity and Capital Resources:

As of January 1, 2006 the Company had a credit facility arrangement for $4,500,000 which included a revolving credit line that permitted borrowings of $1,500,000 (based on eligible receivables as defined) and a $3,000,000 term loan payable. The term loan is payable in equal monthly principal installments of $50,000 over five years, commencing January 2006. The revolving credit line was set to mature in May 2008.

In March 2006 and December 2006, the credit facility was amended whereby the Company obtained an additional $2,500,000 and $1,600,000 of term loans, the proceeds of which were utilized to finance the acquisitions of MD OnCall and American Mediconnect, Inc. These term loans are payable over five years in equal monthly principal installments of $41,666.67 and $26,666.67, respectively. Additionally, certain of the covenants were amended

In December 2006, the credit facility was amended to reduce the interest rates charged by the bank such that borrowings under the term loan will bear interest at either (a) LIBOR plus 2.00% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, and the revolving credit line will bear interest at either (a) LIBOR plus 1.75% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater. The LIBOR interest rate charge shall be adjusted in .25% intervals based on the Company's ratio of Consolidated Funded Debt to Consolidated EBITDA. In the third quarter of 2007, the interest rate was reduced by .25% based on this ratio. The Company has the option to choose between the two interest rate options under the amended term loan and revolving credit line. Borrowings under the credit facility are collateralized by substantially all of the assets of the Company.

On April 30, 2007, the Company amended its credit facility whereby the term of the revolving credit line was extended through June 2010 and the amount of credit available under the revolving credit line was increased to $2,500,000. In 2009, the term of the revolving credit line was extended through June 2011.

The outstanding balance on the term loans and revolving credit line at December 31, 2009 was $1,746,667 and $750,000, respectively. As of December 31, 2009 and 2008, the Company was in compliance with the financial covenants in its loan agreement.

The following table is a summary of the Company's contractual obligations as of December 31, 2009:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Revolving Credit Line	$ 750,000		$ 750,000		
Debt (a)	$ 1,746,667	$1,301,667	$ 445,000		
Operating Leases (b)	$ 7,722,668	$1,077,992	$2,864,404	$1,741,687	$ 2,038,585
Purchase Commitments (c)	$ 848,297	$ 848,297			
Interest Expense (d)	$ 61,199	$ 45,652	$ 15,547		
Acquisition related Commitment (e)	$ 35,048	$ 35,048			
Total Contractual Obligations	$11,163,879	$3,308,656	$4,074,951	$1,741,687	$ 2,038,585

(a) – Debt includes the Company's aggregate outstanding term loans which mature in 2010 and 2011.

(b) – Operating leases include rental of facilities at various locations within the United States. These leases include the rental of the Company's call centers, warehouse and office facilities with various expiration dates. The Company currently leases office space from the Chairman and principal shareholder pursuant to a lease. This lease expires in September 2012. The Company also leases office space from two telephone answering service managers. One of which is currently month-to-month while the other expires in December 2012.

(c) – Purchase commitments relate to orders for the Company's traditional PERS system and its MedSmart medication and management systems.

(d) – Interest expense relates to interest on the Company's revolving credit line and debt at the Company's current rate of interest.

(e) – Acquisition related commitment represents payments due based on collections of the clinical trial business relating to the American Mediconnect, Inc acquisition in December 2006.

The primary sources of liquidity are cash flows from operating activities. Net cash provided by operating activities was approximately $6.9 and $6.5 million for the years ended December 31, 2009 and 2008, respectively. During 2009, increases in cash provided by operating activities were primarily from net earnings of approximately $2.9 million, depreciation and amortization of approximately $4.1 million, stock compensation of $0.4 million which were partially offset by an increase in inventory of approximately $0.6 million and accounts receivable of $0.5 million. The components of depreciation and amortization primarily relate to the purchases of the Company's traditional PERS product and the customer lists which are associated with the acquisition of telephone answering service businesses. The stock compensation relates to compensation which was provided to the Board of Directors as well as to executives of the Company. The executives' stock compensation was based on time vested and performance based criteria, in accordance with their respective agreements. The increase in inventory was primarily due to the purchase of the Company's new MedSmart medication and management systems which were commercialized in 2009. The increase in accounts receivable was a result of certain hospital programs experiencing a delay in their payments as of December 31, 2009. During 2008, increases in cash provided by operating activities were primarily from net earnings of approximately $1.4 million, depreciation and amortization of approximately $4.4 million, and loss on abandonment of approximately $0.9 million. These increases were partially offset by an increase in trade receivables of approximately $0.6 million and a decrease in accounts payable and accrued expenses of approximately 1.1 million. The loss on abandonment was related to a one-time write-off of certain assets associated with a telehealth endeavor.

Net cash used in investing activities for the year ended December 31, 2009 was approximately $1.6 million as compared to $3.2 million in the same period in 2008. The primary component of net cash used in investing activities in 2009 was capital expenditures of approximately $1.4 million primarily for the continued production and purchase of the traditional PERS system. The primary components of net cash used in investing activities in 2008 were capital expenditures of approximately $2.5 million and $0.5 million of deposits on open purchase orders. Capital expenditures for 2008 primarily related to the continued production and purchase of the traditional PERS system as well as the build-out of the Company's new call center in New Mexico. The deposits primarily related to the Company's MedSmart medication and management systems.

Net cash used in financing activities for the year ended December 31, 2009 were $2.3 million as compared to $1.8 million for the year ended December 31, 2008. The components of cash flow used in financing activities in 2009 were payments of long-term debt of approximately $2.1 million and payments of acquisition related commitment of approximately $0.2 million in connection with a telephone answering service business acquisition incurred in December 2006. The primary component of cash flow used in financing activities in 2008 were payments of long-term debt of approximately $1.6 million and payments of acquisition related commitments of approximately $0.3 million in connection with the acquisition discussed previously. These were partially offset by proceeds received from the exercise of the Company's stock options of approximately $0.1 million and the proceeds received from long-term debt of $0.1 million.

During the next twelve months, the Company anticipates it will make capital expenditures of approximately $2.0 – $2.5 million for the production and purchase of the traditional PERS systems, MedSmart medication and management systems, and telehealth systems, as well as enhancements to its computer operating systems. This amount is subject to fluctuations based on customer demand. The Company also anticipates incurring approximately $0.1 – $0.3 million of costs primarily relating to research and development of its telehealth products.

As of December 31, 2009 the Company had approximately $5.5 million in cash and the Company's working capital was approximately $8.9 million. The Company believes that, with its present cash position and with operations of the business generating positive cash flow, the Company can meet its working capital and capital expenditure needs for at least the next 12 months. The Company also has a revolving credit line, which expires in June 2011 that permits borrowings up to $2.5 million, of which approximately $0.8 million was outstanding at December 31, 2009. The Company is also considering other technology investments which may require significant cash outlay.

On May 12, 2010, the Company entered into a limited liability company agreement with Hughes Telematics, Inc. and Qualcomm Incorporated to design, develop, finance and operate a mobile PERS system. The Company invested $4,000,000 to acquire a minority interest in the new company, Lifecomm LLC. As part of this transaction, the Company borrowed $2,000,000 from its bank to partially finance this transaction. This term loan is payable over five years in equal monthly principal installments of $33,333.33, commencing June 1, 2010. The interest rate is consistent with the previous term loans secured by the Company.

In addition, pursuant to the limited liability company agreement, the Company has agreed to fund its share ($200,000) of a stand-by equity commitment for Lifecomm's benefit, if required.

In connection with the formation of Lifecomm, the Company entered into a Value Added Reseller Agreement ("VAR Agreement") with Lifecomm. Under the VAR Agreement, the Company will be a reseller of the Mobile PERS Solution in the United States, as well as a preferred provider of the emergency assistance call center ("EACC") component of the Mobile PERS Solution provided by Lifecomm to customers. The Company will be the sole provider of the EACC to the customers to whom it resells the Mobile PERS Solution. The term of the VAR Agreement is perpetual, subject to termination as set forth therein. The VAR Agreement contains standard indemnification provisions for agreements of this nature.

Inflation:

The levels of inflation in the general economy have not had a material impact on our Company's historical results of operations.

Off-Balance Sheet Arrangements:

As of December 31, 2009, the Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Other Factors:

During 2008, the Company recorded a loss on abandonment of approximately $887,000, which represents the write-off of assets encompassing prepaid licensing fees and associated products paid or acquired in connection with a technology provider obtaining and completing certain new remote telehealth monitoring products and services. The technology provider on this initiative experienced a funding shortfall and filed for bankruptcy protection and was not be able to complete the project. Although the Company has abandoned the product development which was underway with this provider, the Company plans to continue its efforts within the telehealth sector. The Company believes the telehealth market will continue to provide opportunities for AMAC's expansion as a full source provider of remote patient monitoring technologies and first line support services. In 2010, AMAC plans to release a new low-cost telehealth solution that combines vital sign reporting and personalized questions about the patient's health. This AMAC operated telehealth platform is directed toward providers who require a low-cost solution, easy installation, reliable transmission of vital sign data in real-time and ease of use on the patient side.

In August 2007 the Company entered into a settlement agreement whereby a third party has agreed to reimburse the Company in a net amount of $425,000 for matters related to certain product and warranty disputes. This reimbursement was associated with costs that had primarily been incurred in previous years relating to engineering, payroll and related costs and depreciation pertaining to the affected assets. As a result of the agreement, the Company recorded an amount of $425,000 to Other Income in 2007. The Company has also recorded a write-down on the assets affected of approximately $111,000 in 2007 which was reflected in the Cost of Services. As of December 31, 2009, the Company has received this reimbursement in full.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in order to consolidate its HCI TBCS and PERS ERC/Customer Service facilities. The centralization of the ERC, Customer Service and H-LINK® OnCall operations has provided certain operating efficiencies and allowed for continued growth of the H-LINK and PERS divisions. The fifteen (15) year lease term commenced in April 2003. The lease calls for minimum annual rentals of $307,900, subject to a 3% annual increase plus reimbursement for real estate taxes.

In 2005, the Company entered into two lease agreements for additional space at its Long Island City, New York location in order to consolidate its warehouse and distribution center and accounting department into this location as well as provide additional space for its ERC and Customer Service personnel. These leases commenced in January 2006 and call for minimum annual rentals of $220,000 and $115,000, respectively. Additionally, these leases are subject to increases in accordance with the terms of the agreements and the Company is responsible for the reimbursement of real estate taxes.

In September 2009, the Company sublet a portion of its space under its operating lease which was entered into in 2005. The space is being sublet to an independent third party and calls for minimum annual rentals of $125,000 and is subject to annual increases in accordance with the terms of the agreement. The sublease expires in March 2018.

Projected Versus Actual Results:

The Company's revenues for the year ended December 31, 2009 of $39,456,936 was short of the Company's revenue projection of approximately $39,935,000. The shortfall was primarily due to a delay in the commercial release of the MedSmart medication and management system as well as the reduced business generated from its clinical trial business. The Company's net income of $2,889,513 for the year ended December 31, 2009 exceeded the projected net income of approximately $2,860,000. This was a result of the Company's ability to operate at higher operating margins than anticipated, despite realizing a revenue shortfall.

Recent Accounting Pronouncements:

During the third quarter of 2009, the Company adopted ASC Topic 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification ("ASC") as the sole source of authoritative generally accepted accounting principles ("GAAP") to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification did not change GAAP but reorganizes the literature. References for FASB guidance throughout this document have been updated for the codification.

The Company adopted ASC Topic 855 (formerly SFAS No. 165, Subsequent Events) during the second quarter of 2009 which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC Topic 855 provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was amended by Accounting Standards Update ("ASU") 2010-9 in February 2010. The adoption of ASC Topic 855 (including the updated guidance) did not have a material impact on the results of operations and financial condition of the Company.

Critical Accounting Policies:

In preparing the financial statements contained herein, the Company makes estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on the balance sheet. The Company believes that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on its financial statements due to the materiality of the accounts involved, and therefore, considers these to be its critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that the Company believes are appropriate. Actual results may differ from these estimates.

Reserves for Uncollectible Accounts Receivable

The Company makes ongoing assumptions relating to the collectability of its accounts receivable. The accounts receivable amount on the balance sheet includes a reserve for accounts that might not be paid. In determining the amount of the reserve, the Company considers its historical level of credit losses. The Company also makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and it assesses current economic trends that might impact the level of credit losses in the future. The Company recorded reserves for uncollectible accounts receivables of $582,500 as of December 31, 2009, which is equal to approximately 8% of total accounts receivable. While the Company believes that the current reserves are adequate to cover potential credit losses, it cannot predict future changes in the financial stability of its customers and the Company cannot guarantee that its reserves will continue to be adequate. For each 1% that actual credit losses exceed the reserves established, there would be an increase in general and administrative expenses and a reduction in reported net income of approximately $69,000. Conversely, for each 1% that actual credit losses are less than the reserve, this would decrease the Company's general and administrative expenses and increase the reported net income by approximately $69,000.

Fixed Assets

Fixed assets are stated at cost. Depreciation for financial reporting purposes is being provided by the straight-line method over the estimated useful lives of the related assets. The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates. Fixed assets are reviewed for impairment whenever events or changes in circumstances

indicate that the carrying amount of an asset may not be recoverable. Historically, impairment losses have not been required. Any change in the assumption of estimated useful lives could either result in a decrease or increase the Company's financial results. A decrease in estimated useful life would reduce the Company's net income and an increase in estimated useful life would increase the Company's net income. If the estimated useful lives of the PERS medical device were decreased by one year, the cost of goods related to services would increase and net income would decrease by approximately $175,000. Conversely, if the estimated useful lives of the PERS medical device were increased by one year, the cost of goods related to services would decrease and net income would increase by approximately $130,000.

Valuation of Goodwill

Goodwill and indefinite life intangible assets are subject to annual impairment tests. To date, the Company has not been required to recognize an impairment of goodwill. The Company tests goodwill for impairment annually or more frequently when events or circumstances occur, indicating goodwill might be impaired. This process involves estimating fair value using discounted cash flow analyses. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these estimated cash flows were based on a combination of historical results and current internal forecasts. The Company cannot predict certain events that could adversely affect the reported value of goodwill, which totaled $10,255,983 at December 31, 2009 and $9,996,152 at December 31, 2008. If the Company were to experience a significant adverse impact on goodwill, it would negatively impact the Company's net income.

Accounting for Stock-Based Compensation

Stock based compensation is recorded in accordance with ASC Topic 718 (formerly FASB Statement No. 123(R), Share-Based Payment), which requires the measurement and recognition of compensation expense for all share-based payments to employees, including grants of stock and employee stock options, based on estimated fair values.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. The Company recorded a pre-tax stock-based compensation expense which is included in selling, general and administrative expense in its consolidated financial statements of approximately $416,000 and $325,000 for the year ended December 31, 2009 and 2008, respectively.

The determination of fair value of share-based payment awards to employees and directors on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk Disclosure

The Company does not hold market risk-sensitive instruments entered into for trading purposes, nor does it hold market risk sensitive instruments entered into for other than trading purposes. All sales, operating items and balance sheet data are denominated in U.S. dollars; therefore, the Company has no significant foreign currency exchange rate risk.

In the ordinary course of its business, the Company enters into commitments to purchase raw materials and finished goods over a period of time, generally six months to one year, at contracted prices. At December 31, 2009 these future commitments were not at prices in excess of current market, or in quantities in excess of normal requirements. The Company does not utilize derivative contracts either to hedge existing risks or for speculative purposes.

Interest Rate Risk

We are exposed to market risk from changes in interest rates primarily through our financing activities. Interest on our outstanding balances on our term loan and revolving credit line under our credit facility accrues at a rate of LIBOR plus 1.75% and LIBOR plus 1.50%, respectively. Our ability to carry out our business plan to finance future working capital requirements and acquisitions of TBCS businesses may be impacted if the cost of carrying debt fluctuates to the point where it becomes a burden on our resources.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial offers, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2009 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisitions, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparations and presentations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes to Internal Control Over Financial Reporting

Except as indicated herein, there were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Board of Directors and Shareholders
American Medical Alert Corp. and Subsidiaries
Oceanside, New York

We have audited the accompanying consolidated balance sheets of American Medical Alert Corp. and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. We have also audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Medical Alert Corp. and Subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Margolin, Winer & Evens, LLP
Garden City, New York
March 31, 2010

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash	$ 5,498,448	$ 2,473,733
Accounts receivable (net of allowance for doubtful accounts of $582,500 in 2009 and $646,000 in 2008)	6,277,247	6,001,952
Notes receivable	–	21,117
Inventory	1,105,727	547,596
Prepaid income taxes	134,081	215,427
Prepaid expenses and other current assets	345,465	436,554
Deferred income taxes	419,000	358,000
TOTAL CURRENT ASSETS	13,779,968	10,054,379
FIXED ASSETS–AT COST:		
Medical devices	18,212,584	18,983,438
Monitoring equipment	3,632,680	3,649,051
Furniture and equipment	3,289,035	3,038,740
Leasehold improvements	1,457,931	1,433,601
Automobiles	279,784	281,841
	26,872,014	27,386,671
Less accumulated depreciation and amortization	18,115,187	17,216,764
	8,756,827	10,169,907
OTHER ASSETS:		
Intangible assets (net of accumulated amortization of $6,080,825 and $5,386,262 in 2009 and 2008)	2,026,011	3,085,931
Goodwill (net of accumulated amortization of $58,868)	10,255,983	9,996,152
Other assets	1,009,835	1,059,895
	13,291,829	14,141,978
TOTAL ASSETS	$ 35,828,624	$34,366,264

The accompanying notes are an integral part of these financial statements.

DECEMBER 31,	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 1,301,667	$ 1,754,949
Accounts payable	621,235	749,335
Accounts payable-acquisitions	35,048	20,390
Accrued expenses	1,698,320	1,348,823
Dividends payable	950,364	–
Deferred revenue	227,004	294,882
TOTAL CURRENT LIABILITIES	4,833,638	4,168,379
Deferred Income Tax Liability	1,235,000	1,208,000
Long-Term Debt, Net of Current Portion	1,195,000	2,815,000
Customer Deposits	126,449	106,196
Accrued Rental Obligation	522,154	507,512
Other Liabilities	–	10,000
TOTAL LIABILITIES	7,912,241	8,815,087
COMMITMENTS AND CONTINGENCIES	–	–
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value – authorized, 1,000,000 shares; none issued and outstanding	–	–
Common stock, $.01 par value – authorized, 20,000,000 shares; Issued 9,568,087 shares in 2009 and 9,493,402 in 2008	95,681	94,934
Additional paid-in capital	16,296,615	15,871,305
Retained earnings	11,660,664	9,721,515
	28,052,960	25,687,754
Less treasury stock, at cost (48,573 shares in 2009 and 2008)	(136,577)	(136,577)
TOTAL SHAREHOLDERS' EQUITY	27,916,383	25,551,177
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	35,828,624	$34,366,264

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,	2009	2008	2007
REVENUE:			
Services	$38,523,756	$37,317,274	$35,054,093
Product sales	933,180	1,269,546	591,172
	39,456,936	38,586,820	35,645,265
COSTS AND EXPENSES (INCOME):			
Costs related to services	18,034,661	18,102,883	17,285,906
Cost of products sold	436,529	553,593	316,057
Selling, general and administrative expenses	16,364,032	16,652,255	15,992,153
Interest expense	76,181	279,451	481,166
Loss on abandonment	–	886,504	–
Other expense (income)	(268,980)	(334,467)	(1,090,249)
	34,642,423	36,140,219	32,985,033
INCOME BEFORE PROVISION FOR INCOME TAXES	4,814,513	2,446,601	2,660,232
PROVISION FOR INCOME TAXES	1,925,000	1,007,000	1,146,000
NET INCOME	2,889,513	$1,439,601	$1,514,232
BASIC EARNINGS PER SHARE	$ .30	$ .15	$ .16
DILUTED EARNINGS PER SHARE	$ .30	$ .15	$ .16
CASH DIVIDENDS DECLARED PER SHARE	$ .10	$ –	$ –

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2009, 2008 and 2007	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Number of Shares	Amount				
Balance – January 1, 2007	9,230,086	$92,302	$14,591,238	$6,767,682	$(106,032)	$21,345,190
Issuance of Common Stock – Employees	36,584	365	247,888	–	–	248,253
Issuance of Common Stock – Directors	16,471	165	130,770	–	–	130,935
Issuance of Stock Options	–	–	5,000	–	–	5,000
Exercise of Stock Options	80,489	805	335,504	–	–	336,309
Exercise of Warrants	22,250	222	84,327	–	–	84,549
Income Tax Benefit of Stock Options Exercised	–	–	26,500	–	–	26,500
Purchase of Treasury Stock (cost of 2,888 shares)	–	–	–	–	(20,303)	(20,303)
Net Income for the Year Ended December 31, 2007	–	–	–	1,514,232	–	1,514,232
Balance – December 31, 2007	9,385,880	93,859	15,421,227	8,281,914	(126,335)	23,670,665
Issuance of Common Stock – Employees	18,833	188	124,087	–	–	124,275
Issuance of Common Stock – Directors	26,827	268	144,321	–	–	144,589
Issuance of Stock Options	–	–	56,250	–	–	56,250
Exercise of Stock Options	61,862	619	125,420	–	–	126,039
Purchase of Treasury Stock (cost of 1,775 shares)	–	–	–	–	(10,242)	(10,242)
Net Income for the Year Ended December 31, 2008	–	–	–	1,439,601	–	1,439,601
Balance – December 31, 2008	9,493,402	94,934	15,871,305	9,721,515	(136,577)	25,551,177
Issuance of Common Stock – Employees	49,500	495	263,986	–	–	264,481
Issuance of Common Stock – Directors	25,185	252	145,074	–	–	145,326
Issuance of Stock Options	–	–	6,250	–	–	6,250
Issuance of Warrants	–	–	10,000	–	–	10,000
Dividends Declared ($0.10 per share)	–	–	–	(950,364)	–	(950,364)
Net Income for the Year Ended December 31, 2009	–	–	–	2,889,513	–	2,889,513
Balance – December 31, 2009	9,568,087	$95,681	$16,296,615	$11,660,664	$(136,577)	$27,916,383

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$2,889,513	1,439,601	$1,514,232
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision (benefit) for deferred income taxes	(34,000)	178,000	(81,000)
Provision for doubtful receivables	202,766	241,096	185,954
Issuance of warrants	10,000	–	–
Stock compensation charge	416,057	325,113	384,187
Depreciation and amortization	4,103,100	4,376,317	4,302,118
Loss on disposal of fixed assets	3,243	–	–
Loss of abandonment	–	886,504	–
Settlement agreement	–	–	(425,000)
Accrued rental obligation	14,642	60,790	65,466
Income tax benefit from stock options exercised	–	–	26,500
Decrease (increase) in:			
Accounts receivable	(478,061)	(587,761)	(920,290)
Inventory	(558,131)	5,140	(238,885)
Prepaid income taxes	81,346	93,833	125,371
Prepaid expenses and other current assets	91,089	603,681	161,087
Increase (decrease) in:			
Accounts payable	(128,100)	(966,845)	911,177
Accrued expenses	390,139	(176,463)	22,395
Deferred revenue	(67,878)	20,781	169,586
Net Cash Provided by Operating Activities	6,935,725	6,499,787	6,202,898
CASH FLOWS FROM INVESTING ACTIVITIES:			
Repayments of notes receivable	21,117	26,954	25,642
Purchases – other	(15,099)	(83,731)	(321,593)
Expenditures for fixed assets	(1,417,046)	(2,544,146)	(4,543,084)
Proceeds from sales of fixed assets	11,800	–	–
(Increase) decrease in other assets	(43,899)	(14,060)	97,346
Deposits on equipment and software	(141,359)	(541,703)	–
Payment for account acquisitions and licensing agreement	(8,068)	–	(35,000)
Net Cash Used in Investing Activities	(1,592,554)	(3,156,686)	(4,776,689)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	–	100,000	550,000
Repayment of long-term debt	(2,073,282)	(1,638,786)	(1,645,660)
Principal payments under capital lease obligations	–	(74,440)	(39,183)
Payment of accounts payable – acquisitions	(245,174)	(283,464)	(636,645)
Purchase of Treasury Stock	–	(10,242)	(20,303)
Exercise of stock options and warrants	–	126,039	420,859
Net Cash Provided (used in) by Financing Activities	(2,318,456)	(1,780,893)	(1,370,932)
NET INCREASE (DECREASE) IN CASH	3,024,715	1,562,208	55,277
CASH—BEGINNING OF YEAR	2,473,733	911,525	856,248
CASH—END OF YEAR	$5,498,448	$2,473,733	$911,525
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION —			
Cash paid during the year for:			
Interest	$76,903	$277,651	$519,426
Income taxes	$1,833,751	863,622	950,095
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Accounts payable – acquisitions/additional goodwill – American Mediconnect Inc.	$259,831	$229,958	$233,233
Adjustment to purchase of other – customer list	(30,389)	–	–
Other assets, deposits on equipment transferred to fixed assets	225,211	–	–
Dividends declared	(950,364)	–	–

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Scope of business – The Company's portfolio of services includes Health and Safety Monitoring Systems ("HSMS"), which encompasses Personal Emergency Response Systems ("PERS"), telehealth systems and pharmacy security monitoring systems (Safe Com), and Telephony Based Communication Services ("TBCS"). The Company's PERS business is to sell, rent, install, service and monitor remote communication systems with personal security and smoke/fire detection capabilities, linked to an emergency response monitoring center. The telehealth system has two main components; the first is a patient home monitoring appliance and the second is a web based care management software program. Safe Com provides personal safety and asset monitoring to retail pharmacy establishments. TBCS provides after-hours telephone answering services as well as "Daytime Service" applications to the healthcare community and clinical trial recruitment call center services to pharmaceutical companies and clinical resource organizations. The Company markets its products primarily to institutional customers, including long-term care providers, retirement communities, hospitals, government agencies, physicians and group practices as well as individual consumers across the United States.

Consolidation policy – The accompanying consolidated financial statements include the accounts of American Medical Alert Corp. and its wholly-owned subsidiaries; together the "Company." All material inter-company balances and transactions have been eliminated.

Accounts receivable – Accounts receivable are reported in the balance sheet at their outstanding principal balance net of an estimated allowance for doubtful accounts. Sales terms usually provide for payment within 30 to 60 days of billing. An allowance for doubtful accounts is estimated based upon a review of outstanding receivables, historical collection information, and existing economic conditions. During the years ended December 2009, 2008 and 2007, provisions for doubtful accounts of approximately $203,000, $241,000 and $186,000, respectively, were charged to income and included in general and administrative expenses. Accounts receivable are charged against the allowance when substantially all collection efforts cease. Recoveries of accounts receivable previously charged off are recorded when received.

Inventory valuation – Inventory, consisting of finished goods held for resale and component parts, is valued at the lower of cost (first-in, first-out) or market. Finished goods were valued at approximately $441,000 and $119,000 at December 31, 2009 and 2008, respectively. Component parts were valued at approximately $689,000 and $456,000 at December 31, 2009 and 2008, respectively. The Company had reserves on certain component parts inventory aggregating approximately $24,000 and $27,000 at December 31, 2009 and 2008, respectively.

Fixed assets – Depreciation is computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives as follows:

Medical devices	3 – 7 years
Monitoring equipment	5 years
Furniture and equipment	5 – 7 years
Automobiles	3 years

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the useful life of the asset or the term of the lease.

In accordance with Accounting Standard Codification ("ASC") Topic 360 (formerly SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), the Company reviews its fixed assets and intangible assets with finite lives for impairment when there are indications that the carrying amounts of these assets may not be recoverable. No write-down on fixed assets was recorded in 2009. In 2008, the Company wrote-off fixed assets of approximately $37,000 relating to loss on abandonment as described in Note 8. In 2007, the Company recorded a write-down on certain fixed assets of approximately $111,000.

Goodwill and other intangible assets – Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired. Goodwill and indefinite life intangible assets are not amortized, but are subject to annual impairment tests. The Company completed the annual impairment test during the fourth quarter. As of December 31, 2009 and 2008, no evidence of impairment existed.

Other intangible assets with finite lives are amortized on a straight-line basis over the periods of expected benefit. The Company's other intangible assets include: (a) trade accounts and trade name (collectively, "account acquisitions") which are amortized over their estimated lives of three to ten years; (b) noncompete agreements which are being amortized over their contractual lives of five years; (c) customer lists which are being amortized over five to seven years and (d) licensing agreement which is being amortized over the term of the related agreement.

Income taxes – The Company accounts for income taxes in accordance with ASC Topic 740 (formerly SFAS No. 109, Accounting for Income Taxes), pursuant to which deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years.

Revenue recognition – HSMS revenue principally consists of fixed monthly charges covering the rental of the PERS, telehealth units and Safe Com units as well as the monitoring of the PERS and telehealth units. With respect to certain agreements, the Company may charge an activation fee. In instances where this occurs, the Company recognizes revenue on a straight-line basis over the estimated period a subscriber will be online.

The remainder of revenue is derived from product sales and the installation of PERS equipment. The Company recognizes revenue from product sales at the time of delivery. Installation service revenue is recognized when the service is provided. Expenses incurred in connection with installation services are also recognized at this time. Installation services include the actual installation of the monitoring equipment, the testing of the units and instructing the customer how to operate and use the equipment. Installation services represented approximately 1% of total revenues for 2009, 2008 and 2007, respectively.

In the TBCS segment, revenue is primarily derived from monthly services pursuant to contracts. Certain charges and fees are billed on a monthly basis in advance. Certain TBCS customers are billed in advance on a semi-annual and annual basis. Unearned revenue is deferred and recognized as services are rendered. In addition, certain charges and fees are billed on a monthly basis in arrears. Total unbilled accounts receivable for TBCS of approximately $889,000 and $930,000 were included in accounts receivable at December 31, 2009 and 2008, respectively.

None of the Company's billings are based on estimates

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, are excluded from revenues in the consolidated statements of income.

Advertising – The Company expenses advertising costs as incurred. Advertising costs, which are included in selling, general and administrative expenses, for the years ended December 31, 2009, 2008 and 2007 were approximately $569,000, $1,134,000 and $408,000, respectively.

Research and development costs – Research and development costs, which are expensed and included in selling, general and administrative expenses, were approximately $308,000, $330,000 and $304,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Income per share – Earnings per share data for the years ended December 2009, 2008 and 2007 are presented in conformity with ASC Topic 260 (formerly SFAS No. 128, Earnings Per Share).

The following table is a reconciliation of the numerators and denominators in computing earnings per share:

	Income (Numerator)	Shares (Denominator)	Per-Share Amounts
2009			
Basic EPS – Income available to common stockholders	$2,889,513	9,482,351	$.30
Effect of dilutive securities – Options and warrants	–	227,720	
Diluted EPS – Income available to common shareholders and assumed conversions	$2,889,513	9,710,071	$.30
2008			
Basic EPS – Income available to common stockholders	$1,439,601	9,426,912	$.15
Effect of dilutive securities – Options	–	243,651	
Diluted EPS – Income available to common shareholders and assumed conversions	$1,439,601	9,670,563	$.15
2007			
Basic EPS – Income available to common stockholders	$1,514,232	9,276,712	$.16
Effect of dilutive securities – Options and warrants	–	455,674	
Diluted EPS – Income available to common shareholders and assumed conversions	$1,514,232	9,732,386	$.16

Concentration of credit risk – Financial instruments which potentially subject the Company to concentration of credit risk principally consist of accounts receivable from state and local government agencies, hospitals and homecare organizations. The Company derives approximately 11%, 11% and 12% of its revenues from various Medicaid programs for the year of 2009, 2008 and 2007, respectively. The risk is mitigated by the Company's procedures for extending credit, follow-up of disputes and receivable collection procedures. The Company maintains cash balances with financial institution in amounts that, at times, exceed the federal government's deposit insurance.

Reclassifications – Certain amounts in the 2008 and 2007 consolidated financial statements have been reclassified to conform to the 2009 presentation.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accounting estimates, in part, are based upon assumptions concerning future events. Among the more significant are those that relate to collectability of accounts receivable, and the estimated lives and recoverability of long-lived assets, including goodwill and other assets. Accounting estimates reflect the best judgment of management and actual results may differ from those estimates.

Fair value of financial instruments – ASC Topic 825 (formerly SFAS No. 107, Disclosures about Fair Value of Financial Instruments) requires all entities to disclose the fair value of certain financial instruments in their financial statements. The Company estimates that the fair value of its cash, accounts and notes receivable, accounts payable, accrued expenses and dividends payable approximates their carrying amounts due to the short maturity of these instruments. Substantially all long-term debt bears interest at variable rates currently available to the Company; accordingly, their carrying amounts approximate their fair value.

Accounting for stock-based compensation – Stock based compensation is recorded in accordance with ASC Topic 718 (formerly SFAS No. 123(R), Share-Based Payment), which requires the measurement and recognition of compensation expense for all share-based payments to employees, including grants of stock and employee stock options, based on estimated fair values.

The following table summarizes stock-based compensation expense, which is included in selling, general and administrative expense, related to all share-based payments recognized in the consolidated statement of income.

	2009	2008	2007
Stock options	**$6,250**	$56,250	$5,000
Stock grants – other	**145,326**	144,589	173,714
Service based awards	**132,481**	124,275	124,275
Performance based awards	**132,000**	–	81,198
Tax benefits	**(166,353)**	(133,291)	(161,400)
Stock-based compensation expense, net of tax	**$249,704**	$191,823	$222,787
Effect on basic and diluted earnings per share	**$0.03**	$0.02	$0.02

Recent accounting pronouncements – During the third quarter of 2009, the Company adopted ASC Topic 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification ("ASC") as the sole source of authoritative generally accepted accounting principles ("GAAP") to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification did not change GAAP but reorganizes the literature. References for FASB guidance throughout this document have been updated for the codification.

The Company adopted ASC Topic 855 (formerly SFAS No. 165, Subsequent Events) during the second quarter of 2009 which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC Topic 855 provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was amended by Accounting Standards Update ("ASU") 2010-9 in February 2010. The adoption of ASC Topic 855 (including the updated guidance) did not have a material impact on the results of operations and financial condition of the Company.

2. Intangible Assets and Goodwill

Intangible assets consist of the following:

	December 31, 2009		December 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Account acquisitions	$1,243,457	$759,598	$1,593,525	$1,026,472
Noncompete agreements	330,000	271,229	330,000	218,228
Customer lists	5,418,379	3,934,998	5,433,668	3,112,331
Licensing agreement (a)	1,115,000	1,115,000	1,115,000	1,029,231
Total	$8,106,836	$6,080,825	$8,472,193	$5,386,262

Amortization expense of these intangible assets for the years ended December 2009, 2008 and 2007 was approximately $1,053,000, $1,230,000 and $1,246,000, respectively, and annual estimated amortization, based on the current amount of intangible assets, is approximately as follows:

Years Ending December 31,	
2010	861,000
2011	452,000
2012	347,000
2013	169,000
2014	68,000
Thereafter	129,000

Changes in the carrying amount of goodwill, all of which relate to the Company's TBCS segment, for the years ended December 31, 2009 and 2008 are as follows:

Balance as of January 1, 2008	$ 9,766,194
Additional Goodwill	229,958
Balance as of December 31, 2008	9,996,152
Additional Goodwill	259,831
Balance as of December 31, 2009	$10,255,983

The additions to goodwill during 2009 and 2008 relate to additional purchase price of American Mediconnect, Inc. based primarily on the cash receipts from the clinical trials portion of the business.

In connection with the acquisition of American Mediconnect, Inc. and PhoneScreen, Inc., MD OnCall and Capitol Medical Bureau, and Answer Connecticut, Inc., a potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenue and earnings of the acquired business are met. The thresholds were not met for the fiscal years of 2009, 2008 and 2007.

3. Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2009	2008
Term loans – bank	**$1,746,667**	$3,166,667
Revolving credit line – bank	**750,000**	1,400,000
Auto loans	–	3,282
	2,496,667	4,569,949
Less current portion of long-term debt	**1,301,667**	1,754,949
	$1,195,000	$2,815,000

Term loans payable and revolving credit line - bank - As of January 1, 2006 the Company had a credit facility arrangement for $4,500,000 which included a revolving credit line which permitted borrowings of $1,500,000 (based on eligible receivables as defined) and a $3,000,000 term loan payable. The term loan is payable in equal monthly principal installments of $50,000 over five years commencing January 2006. The revolving credit line was set to mature in May 2008.

In March 2006 and December 2006, the credit facility was amended whereby the Company obtained an additional $2,500,000 and $1,600,000 of term loans, the proceeds of which were utilized to finance the acquisitions of MD OnCall and American Mediconnect, Inc. These term loans are payable over five years in equal monthly principal installments of $41,666.67 and $26,666.67, respectively. Additionally, certain of the covenants were amended.

In December 2006, the credit facility was amended to reduce the interest rates charged by the bank such that borrowings under the term loan will bear interest at either (a) LIBOR plus 2.00% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, and the revolving credit line will bear interest at either (a) LIBOR plus 1.75% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater. The LIBOR interest rate charge shall be adjusted in .25% intervals based on the Company's ratio of Consolidated Funded Debt to Consolidated EBITDA. In the third quarter of 2007, the interest rate was reduced by .25% based on this ratio. The Company has the option to choose between the two interest rate options under the amended term loan and revolving credit line. Borrowings under the credit facility are collateralized by substantially all of the assets of the Company.

On April 30, 2007, the Company amended its credit facility whereby the term of the revolving credit line was extended through June 2010 and the amount of credit available under the revolving credit line was increased to $2,500,000. In 2009, the term of the revolving credit line was extended through June 2011.

Principal payment requirements – Aggregate maturities of long-term debt are as follows:

Years ending December 31,	
2010	$1,301,667
2011	1,195,000
	$2,496,667

Covenants – The above agreements provide for negative and affirmative covenants including those related to working capital and other borrowings. In regards to the dividend declared in December 2009 (see Note 11), the Company received, as required, a waiver from the bank authorizing such dividend. As of December 31, 2009 and 2008, the Company was in compliance with the financial covenants in its loan agreement.

4. Related Party Transactions

Note receivable represents amount due from the Chairman and principal shareholder of the Company. As of December 31, 2009, the note was fully satisfied and no further balance was due. At December 31, 2008, $21,117 was outstanding.

See Note 6 for other related party transactions.

5. Income Taxes

The provision (credit) for income taxes consists of the following:

Years Ended December 31,	2009	2008	2007
Current:			
Federal	$1,536,000	$601,000	$915,000
State and local	423,000	228,000	312,000
	1,959,000	829,000	1,227,000
Deferred:			
Federal	(1,000)	185,000	(115,000)
State and local	(33,000)	(7,000)	34,000
	(34,000)	178,000	(81,000)
Total	$1,925,000	$1,007,000	$1,146,000

The following is a reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes:

Years Ended December 31,	2009	2008	2007
Statutory federal income tax rate	34%	34%	34%
State and local taxes	5	6	8
Permanent differences	1	2	1
Other	–	(1)	–
Effective income tax rate	40%	41%	43%

The tax effects of significant items comprising the Company's deferred taxes at December 31, 2009 and 2008 are as follows:

December 31,	2009	2008
Deferred tax liabilities:		
Difference between book and tax bases of property	$(1,500,000)	$(1,459,000)
Deferred tax assets:		
Reserves and accrued expenses not currently deductible	684,000	609,000
Net deferred tax liabilities	$(816,000)	$(850,000)

The uncertain tax position provisions of ASC Topic 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes) prescribe a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The uncertain tax position provisions of ASC Topic 740 were effective for fiscal years beginning after December 15, 2006. The impact, if any, of adopting the uncertain tax position provisions of ASC Topic 740 were required to be recorded as an adjustment to the January 1, 2007 beginning balance of the Company's retained earnings rather than in the Company's consolidated statement of income. The adoption of the uncertain tax position provisions of ASC Topic 740 had no effect on the Company's retained earnings. The Company recognizes interest and penalties related to uncertain tax positions, if any, in interest expense and general and administrative expenses, respectively. During the years ended December 31, 2009, 2008 and 2007, the Company has not recorded any accrued liability of interest or penalty payments related to uncertain tax positions.

The following table summarizes the tax years that remain subject to examination by major tax jurisdiction as of December 31, 2009:

Jurisdiction	Open Tax Years
Federal	2006 – 2009
States and Local	2005 – 2009

6. Commitments

Operating leases – The Company rents an office facility from its Chairman and principal shareholder pursuant to a lease, which expires in September 2012. The lease calls for minimum annual rentals of $133,963, plus reimbursement for real estate taxes. The Company also currently leases office space from two telephone answering service managers pursuant to leases. One of the leases is currently month-to-month and the Company is in the process of executing a long-term lease, while the other is due to expire in December 2012.

On January 14, 2002, the Company entered into a lease agreement for space in Long Island City, New York in order to consolidate its New York City based telephone answering service facility and Oceanside, New York Emergency Response Center and Customer Service facilities. The fifteen (15) year lease term commenced in April 2003. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase, plus reimbursement for real estate taxes.

During 2005, the Company entered into two lease agreements for additional space at its Long Island City, New York location in order to consolidate its warehouse and distribution center and accounting department into this location as well as provide additional space for its ERC and Customer Service personnel. The leases, which commenced in January 2006 and expire in March 2018, call for minimum annual rentals of $220,000 and $115,000, respectively, and are subject to increases in accordance with the terms of the agreements. The Company is also responsible for the reimbursement of real estate taxes.

The Company has also entered into various other leases for warehouse and office space in Medford, New Jersey, Decatur, Georgia, Countryside, Illinois, Parker, Colorado and Redondo Beach, California. Additionally, the Company has entered into operating leases for its TBCS call center operations in Audubon, New Jersey, Port Jefferson, New York, Newington, Connecticut, Springfield, Massachusetts, Cranston, Rhode Island, Chicago, Illinois and Clovis, New Mexico.

In September 2009, the Company sublet a portion of its space under its operating lease which was entered into in 2005. The space is being sublet to an independent third party and calls for minimum annual rentals of $125,000 and is subject to annual increases in accordance with the terms of the agreement. The sublease expires in March 2018.

Rent expense was approximately $1,387,000 in 2009, $1,427,000 in 2008 and $1,341,000 in 2007 which includes approximately $134,000, $134,000 and $139,000, respectively, in connection with the above noted leases with the principal shareholder. Rent expense also includes rent incurred from leases with certain telephone answering service managers, in the amount of approximately $122,000, $118,000 and $48,000 for 2009, 2008 and 2007, respectively. In addition, rent expense includes real estate taxes of approximately $56,000 in 2009, $43,000 in 2008 and $35,000 in 2007. In 2009, rent expense was net of sublease rental income of approximately $46,000 and there was no such income included in the rent expense of 2008 and 2007.

The aggregate minimum annual rental commitments under non-cancelable operating leases are as follows:

Years ending December 31,	
2010	$1,078,000
2011	1,014,000
2012	1,017,000
2013	833,000
2014	858,000
Thereafter	2,923,000
	$7,723,000

Approximately 5% of the minimum annual rental commitments relate to the above noted lease with the principal shareholder. In addition, approximately 3% of minimum annual rental commitments relate to leases with certain telephone answering service managers.

Minimum payments have not been reduced by minimum sublease rental income of approximately $1,183,000 due in the future under non-cancelable sublease.

Employment agreements – On November 11, 2005, the Company entered into a five-year employment agreement (which became effective January 1, 2006) with the Company's President and now Chief Executive Officer. During the term of the agreement, the base salary will range from $240,000 to $300,000. In addition, the agreement provides for an annual stock grant and includes incentive compensation, in the form of stock, based on the Company meeting certain operating criteria. (See Note 7)

The Company has also entered into other employment agreements with certain officers and other employees in the ordinary course of business. The aggregate annual base salaries under these agreements are as follows:

Years ending December 31,	
2010	$1,898,000
2011	1,142,000
2012	489,000
2013	54,000
	$3,583,000

In addition, certain of these officers and employees are entitled to receive additional cash and stock compensation if certain performance criteria are met. During 2009, two officers earned approximately $246,000 in cash and stock compensation. During 2008, one officer earned approximately $31,000 in cash compensation. During 2007, two officers earned approximately $87,000 in cash and stock compensation.

Purchase commitments

In the normal course of business the Company issues purchase orders, primarily for the purchase of its traditional PERS systems and its MedSmart medication and management systems. At December 31, 2009 and 2008, the Company had commitments to third party vendors in the amount of approximately $848,000 and $1,030,000, respectively.

7. Common Stock and Options

Stock options – The Company has one stock option plan, the 2000 Stock Option Plan ("2000 Plan"). The Company's 1997 Stock Option Plan ("1997 Plan") expired in 2007. Additionally, the Company has a stock incentive plan, the 2005 Stock Incentive Plan ("2005 Plan").

Under the 1997 Plan, a maximum of 750,000 shares underlying stock options were available for grant as either Incentive Stock Options or Nonstatutory Stock Options. The last options granted under this Plan were issued in 2005 and expire in 2015. All options under this Plan were granted at exercise prices equal to the fair value of the Company's common shares at the date of grant.

Under the 2000 Plan, a maximum of 1,250,000 shares underlying stock options may be granted. Options granted under this Plan may either be Incentive Stock Options ("ISOs") or Nonqualified Stock Options. No grants may be made pursuant to the 2000 Plan after March 2010 and all grants under this Plan will expire in March 2020.

Under the 2005 Plan, a maximum of 750,000 shares of the Company's Common Stock may be granted to employees (including officers and directors who are employees) and non-employee directors of the Company. No grants may be made pursuant to the 2005 Plan after June 2015 and all grants under this Plan will expire in June 2020. The Plan provides for the grant of (i) incentive stock options ("ISOs"), (ii) nonqualified stock options, (iii) stock awards, and (iv) stock appreciation rights ("SARS").

All of the Company's plans are administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"). In general, the Administrator determines all terms for the grant of awards under the plans. The exercise price of an ISO or SAR may not be less than the fair value of the Company's common stock on the date of grant (110% of such fair market value for an ISO if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

Information with respect to options outstanding under plans is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance – December 31, 2006	1,052,818	$4.02	5.12	$2,805,698
Granted during 2007	5,000	7.13		
Forfeitures/expiration during 2007	(55,056)	4.33		
Exercised during 2007	(80,489)	4.18		
Balance – December 31, 2007	922,273	$4.01	4.13	$2,785,633
Granted during 2008	35,000	6.51		
Forfeitures/expiration during 2008	(18,176)	3.81		
Exercised during 2008	(61,862)	2.04		
Balance – December 31, 2008	877,235	$4.25	3.45	$883,349
Granted during 2009	36,700	5.81		
Forfeitures/expiration during 2009	(19,150)	5.49		
Exercised during 2009	–	–		
Balance – December 31, 2009	894,785	$4.29	2.52	$2,110,862

At December 31, 2009, 2008 and 2007, 862,085, 877,235 and 922,273 options were exercisable, respectively.

The aggregate intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $292,182 and $307,465, respectively. There were no options exercised in 2009. There were 32,700 nonvested stock options outstanding at December 31, 2009. There were no nonvested stock options outstanding as of December 31, 2008 and 2007.

The following table summarizes information about the stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.98 - $2.97	243,855	2.87	$2.52	243,855	$2.52
$2.97 - $4.46	329,430	2.99	3.82	329,430	3.82
$4.46 - $6.68	271,500	1.75	5.96	238,800	5.98
$6.68 - $10.02	50,000	1.99	6.98	50,000	6.98
	894,785	2.52	$4.29	862,085	$4.23

As of December 31, 2009, 72,445 and 281,552 shares of common stock are available for future grants under the 2000 and 2005 Plans, respectively.

Stock Grants – Other

The outside Board of Directors are granted shares of common stock at the end of each quarter as compensation for services provided as members of the Board of Directors and other committees. These share grants vest immediately. In addition, stock grants may be issued to employees at the Board of Directors discretion. In December 2007, the Board of Directors granted shares of common stock to certain executives. These share grants vested immediately.

Service Based Awards

In January 2006, May 2007 and January 2009, the Company granted 50,000, 22,000 and 12,000 (net of 9,500 shares as discussed below) restricted shares, respectively, to certain executives in respect of services rendered but at no monetary cost. These shares vest over periods ranging from 2 to 5 years, on December 31 of each year. The Company records the compensation expense on a straight-line basis over the vesting period. Fair value for restricted stock awards is based on the Company's closing common stock price on the date of grant. The aggregate grant date fair value of restricted stock grants was $547,660. As of December 31, 2009 and 2008, the Company had $136,615 and $208,550, respectively, of total unrecognized compensation costs related to unvested restricted stock expected to be recognized over a period of one year.

On November 13, 2009 one of the executives waived 9,500 shares of common stock granted in January 2009 that had not yet been vested. This executive was inadvertently issued shares in excess of those that could be allocated to this executive under the 2005 Stock Plan. Simultaneously, this executive was granted, as approved by the Board of Directors, stock options to purchase 21,700 shares of common stock from the Company's 2000 Plan at the fair value of the common stock on the date of grant, which was deemed to be comparable in value, with a similar vesting schedule, to the 9,500 shares of common stock previously granted.

A summary of the status of the Company's nonvested service shares is as follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	47,500	$6.00
Granted during 2007	22,000	8.05
Vested during 2007	(19,000)	6.59
Forfeited during 2007	–	–
Nonvested at December 31, 2007	50,500	6.67
Granted during 2008	–	–
Vested during 2008	(19,500)	6.58
Forfeited during 2008	–	–
Nonvested at December 31, 2008	31,000	$6.73
Granted during 2009, net	12,000	5.88
Vested during 2009	(22,000)	6.48
Forfeited during 2009	–	–
Nonvested at December 31, 2009	21,000	$6.51

Performance Based Awards

In January 2006 and May 2007, respectively, the Company granted share awards for 90,000 shares (up to 18,000 shares per year through December 31, 2010) and 46,000 shares (up to 11,500 shares per year through December 31, 2010) to certain executives. Vesting of such shares is contingent upon the Company achieving certain specified consolidated gross revenue and Earnings before Interest and Taxes ("EBIT") objectives in each of the next fiscal years ending December 31. The fair value of the performance shares (aggregate value of $909,400) is based on the closing trading value of the Company's stock on the date of grant and assumes that performance goals will be achieved. The fair value of the shares is expensed over the performance period for those shares that are expected to ultimately vest. If such objectives are not met, no compensation cost is recognized and any recognized compensation cost is reversed. As of December 31, 2009, 2008 and 2007, there was $200,575, $400,790 and $601,135, respectively, of total unrecognized compensation costs related to unvested share awards; that cost is expected to be recognized over a period of one year.

A summary of the status of the Company's nonvested performance shares is as follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	90,000	6.00
Granted during 2007	46,000	8.05
Vested during 2007	(18,000)	6.00
Forfeited during 2007	(6,000)	6.00
Nonvested at December 31, 2007	112,000	6.84
Granted during 2008	–	–
Vested during 2008	(11,750)	6.91
Forfeited during 2008	(11,750)	7.09
Nonvested at December 31, 2008	88,500	$6.79
Granted during 2009	–	–
Vested during 200	–	–
Forfeited during 2009	(29,500)	7.03
Nonvested at December 31, 2009	59,000	$6.67

The weighted average grant date fair value of options granted in 2009, 2008 and 2007 was $60,571, $56,250 and $5,000, respectively.

The fair value of options at date of grant was estimated by Chartered Capital Advisers, Inc. using the Black-Scholes model with the following weighted average assumptions:

	2009	2008	2007
Expected life (years)	3	3.33	2
Risk free interest rate	1.47%	2.42%	3.24%
Expected volatility	39.23%	37.62%	33.11%
Expected dividend yield		–	–

8. Loss on Abandonment

Loss on abandonment of $886,504 in 2008 represents the write-off of assets encompassing prepaid licensing fees and associated products paid or acquired in connection with a technology provider obtaining and completing certain new remote telehealth monitoring products and services. The technology provider on this initiative experienced a funding shortfall and has filed for bankruptcy protection and will not be able to complete the project.

9. Other Income and Expense

Other income and expense for the year ended December 31, 2009 and 2008 include a training incentive received from the State of New Mexico for hiring and training employees within the State and an economic development incentive through the City of Clovis aggregating approximately $88,000 and $298,000, respectively, as a result of the Company opening a network operating call center in New Mexico and hiring employees to serve as operators for the telephone answering service. The incentives in 2008 were partially offset by an adjustment to the Relocation and Employment Assistance Program credit due from New York City.

Other income for the year ended December 2007 includes Relocation and Employment Assistance Program ("REAP") credit in the approximate amount of $530,000. In connection with the relocation of certain operations to Long Island City, New York, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five year period, ending on December 31, 2007, the Company was refunded the full amount of the eligible credit and, commencing 2008, the benefit is available only as a credit against New York City income taxes and reduces the tax provision.

In addition, other income for 2007 includes $425,000 from a settlement agreement whereby a third party has agreed to reimburse the Company a net amount of $425,000 for matters related to certain product and warranty disputes. This reimbursement was associated with costs that have primarily been incurred in previous years relating to engineering, payroll and related costs and depreciation pertaining to the affected assets. As of December 31, 2009, the Company has received this reimbursement in full. During the third quarter in 2007, the Company has recorded a write-down on the assets affected of approximately $111,000 which is reflected in the Cost of Services.

10. Employee Savings Plan

The Company sponsors 401(k) savings plans that are available to all eligible employees. Participants may elect to defer a portion of their compensation, subject to an annual limitation provided by the Internal Revenue Service. The Company may make matching and/or profit sharing contributions to the plan at its discretion. The Company contributed $60,562, $60,160 and $58,308 for the years ended December 31, 2009, 2008 and 2007, respectively.

11. Dividends

On December 16, 2009 the Company declared a dividend in the amount of $0.10 per share, or $950,364, which was accrued as of December 31, 2009. The dividend was available to the holders of record as of December 28, 2009. The dividend was paid on January 15, 2010.

12. Segment Reporting

The Company has two reportable segments, (i) Health and Safety Monitoring Systems ("HSMS") and (ii) Telephone Based Communication Services ("TBCS").

The table below provides a reconciliation of segment information to total consolidated information for the years ended 2009, 2008 and 2007:

2009	HSMS	TBCS	Consolidated
Revenue	$20,581,554	$18,875,382	$39,456,936
Interest expense	20,059	56,122	76,181
Depreciation and amortization	2,600,070	1,503,030	4,103,100
Income tax expense	1,285,901	639,099	1,925,000
Net income	1,908,319	981,194	2,889,513
Total assets	15,774,374	20,054,250	35,828,624
Additions to fixed assets	990,268	426,778	1,417,046
Additions to goodwill and intangible assets	8,068	244,541	252,609

2008	HSMS	TBCS	Consolidated
Revenue	$19,598,947	18,987,873	$38,586,820
Interest expense	70,452	208,999	279,451
Depreciation and amortization	2,749,828	1,626,489	4,376,317
Income tax expense	455,632	551,368	1,007,000
Net income	718,492	721,109	1,439,601
Total assets	10,951,398	23,414,866	34,366,264
Additions to fixed assets	1,591,601	952,545	2,544,146
Additions to goodwill and intangible assets	–	313,689	313,689

2007	HSMS	TBCS	Consolidated
Revenue	$17,353,241	$18,292,024	$35,645,265
Interest expense	94,851	386,315	481,166
Depreciation and amortization	2,788,298	1,513,820	4,302,118
Income tax expense	763,149	382,851	1,146,000
Net income	906,835	607,397	1,514,232
Total assets	16,447,638	18,505,583	34,953,221
Additions to fixed assets	4,237,782	305,302	4,543,084
Additions to goodwill and intangible assets	35,000	554,826	589,826

The accounting polices of the operating segments are the same as those described in the summary of significant accounting policies.

13. Contingencies

The Company is aware of various threatened or pending litigation claims against the Company relating to its products and services and arising in the ordinary course of its business. At December 31, 2009 and 2008, no liability has been recorded in the accompanying financial statements as the conditions for an accrual have not been met. The Company has given its insurance carrier notice of such claims and the Company believes there is sufficient insurance coverage to cover any such claims. In any event, the Company believes the disposition of these matters will not have a material adverse effect on the results of operations and financial condition of the Company.

14. Quarterly Financial Data (Unaudited)

The following information has been derived from unaudited financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair presentation of such information.

	Three Months Ended			
	March 31 2009	June 30 2009	September 30 2009	December 31 2009
Revenue	$9,912,227	$9,502,312	$10,121,804	$9,920,593
Gross Profit	$5,275,259	$4,954,773	$5,451,259	$5,304,455
Net Income	$773,250	$608,385	$744,145	$763,733
Basic EPS	$0.08	$0.06	$0.08	$0.08
Diluted EPS	$0.08	$0.06	$0.08	$0.08

	Three Months Ended			
	March 31 2008	June 30 2008	September 30 2008	December 31 2008*
Revenue	$9,635,745	$9,539,321	$9,671,087	$9,740,667
Gross Profit	$4,903,790	$4,948,312	$5,117,865	$4,960,377
Net Income	$452,357	$458,026	$461,534	$67,684
Basic EPS	$0.05	$0.05	$0.05	$0.01
Diluted EPS	$0.05	$0.05	$0.05	$0.01

*The 4th quarter results include a one-time write-off in the amount of approximately $887,000 (See Note 8)

Schedule II
Valuation and Qualifying Accounts

	Column B	Column C	–Additions	Column D	Column E
	Balance at Beginning of Period	Charge to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
Year Ended December 31, 2007					
Allowance for doubtful accounts	$547,323	185,954	–	(179,277)	554,000
Allowance for inventory obsolescence	23,033	30,294	–	–	53,327
Year Ended December 31, 2008					
Allowance for doubtful accounts	554,000	241,096	–	(149,096)	646,000
Allowance for inventory obsolescence	53,327	–	–	(26,374)	$26,953
Year Ended December 31, 2009					
Allowance for doubtful accounts	646,000	202,766	–	(266,266)	582,500
Allowance for inventory obsolescence	26,953	–	–	(3,396)	23,557

OFFICERS

Jack Rhian
Chief Executive Officer and President

Richard Rallo, CPA
Chief Financial Officer and Secretary

Frederic S. Siegel
Executive Vice President

Randi M. Baldwin
Senior Vice President, Marketing and Program Development

BOARD OF DIRECTORS

Howard M. Siegel
Chairman of the Board
Senior Advisor
American Medical Alert Corp.

Gregory Fortunoff
Chief Executive Officer
G-2 Trading LLC
(Registered broker-dealer)

John S.T. Gallagher
Chief Executive Officer and
Chairman of the Board
Vanguard Health Care
Management, LLC
(Provider of hospital based
medical transport solutions)

Ronald Levin
President
Ron Levin Associates
(Financial consulting firm)

Jack Rhian
Chief Executive Officer and President
American Medical Alert Corp.

Frederic S. Siegel
Executive Vice President
American Medical Alert Corp.

Yacov Shamash, Ph.D
Vice President of Economic Development
and Dean of the College of Engineering
and Applied Sciences
Stony Brook University
(Educational institution)

CORPORATE HEADQUARTERS

3265 Lawson Boulevard
Oceanside, NY 11572

ENGINEERING AND SERVICE FACILITIES

36-36 33rd Street Suite B100
Long Island City, NY 11106

2512 Artesia Boulevard Suite 110
Redondo Beach, CA 90278

CALL CENTERS

NEW YORK
H-LINK® OnCall
HSMS
36-36 33rd Street Suite 103
Long Island City, NY 11106

NORTH SHORE ANSWERING SERVICE
1000 Main Street
2nd Floor
Port Jefferson, NY 11777

NEW JERSEY
LIVE MESSAGE AMERICA
609 South White Horse Pike
Audubon, NJ 08106

CONNECTICUT
ACT TELESERVICES
365 Willard Avenue Suite 2A
Newington, CT 06111

ILLINOIS
AMERICAN MEDICONNECT INC.
3232 North Elston Avenue
Chicago, IL 60618

RHODE ISLAND
MD ON CALL
70 Petaconsett Avenue
Cranston, RI 02920

MASSACHUSETTS
ACT TELESERVICES
989 Main Street
Springfield, MA 01103

NEW MEXICO
H-LINK® OnCall WEST
PHONESCREEN
2200 Main Street, Suite 6C
Clovis, NM 88101

REGIONAL OFFICES

SOUTHEAST REGION
910 Church Street Suite 203
Decatur, GA 30030

MIDWEST REGION
17040 South Oak Park Avenue
Tinley Park, IL 60477

WESTERN REGION
12543 North Highway 83 Suite 300
Parker, CO 80134

COUNSEL

Moses & Singer LLP
405 Lexington Avenue
12th Floor
New York, NY 10174

AUDITORS

Margolin, Winer & Evens, LLP
400 Garden City Plaza
Garden City, NY 11530

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, NY 10004

SECURITY LISTINGS

Nasdaq (Symbol) "AMAC"

STOCKHOLDERS MEETING

Thursday August 5, 2010 10:30 am
Moses & Singer LLP
405 Lexington Avenue
12th Floor
New York, NY 10174

WORLD WIDE WEB ADDRESS

www.amac.com

FORM 10–K

A copy of the Company's Form 10-K, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge by shareholders by writing to the Secretary,
Richard Rallo
American Medical Alert Corp.
3265 Lawson Boulevard
P.O. Box 40
Oceanside, NY 11572

AMAC 

American Medical Alert Corp.
3265 Lawson Boulevard
Oceanside, New York 11572
www.amac.com 800.286.2622